July 30, 2010

Via EDGAR Correspondence
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Attention:	Mr. Michael R. Clampitt, Senior Attorney

Re:	Hills Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2009, filed March 10, 2010
Form 10-Q for Quarterly Period Ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed March 19, 2010
File Number:  000-12668

Dear Mr. Clampitt:

Hills Bancorporation (the “Company”) respectfully submits its response to the comments of the Staff contained in a letter dated June 16, 2010 relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3
General, page 3

1.	Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

▪
Revise the third paragraph to disclose, as required by Item 101(c)(1)(i), that over 83 percent of your loans are for real estate with most of the real estate loans to entities that own multi-family and one to four family residential properties and ten percent are commercial and financial and explain the characteristics (including the types of properties, types of borrowers, collateral, and interest terms) of each of the ten types of loans for which you provide financial data;

▪
Revise the fourth paragraph to disclose that the collateral is generally the property being financed by you, the sources of expected payment is usually the income from the property being financed by you and disclose the extent which you require other guarantees or collateral’

▪
Revise the fourth paragraph to discuss the extent to which you verify information provided by the borrower (such as income) and disclose the amount and percentage of your loan portfolio that are subprime or alt A loans;

▪
Revise the fourth paragraph to describe your policy on modifying, restructuring or otherwise changing the terms, including extending the maturity date, of your loans and your policy on making additional loans to borrowers who are not current in their payments; and

▪
Revise the fifth paragraph to address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, and increases in the number and changes in the terms of loan modifications and restructurings as required by Item 101(c)(1).

See Attachment A for the Company’s response to Item 1.

Consolidated Statistical Information, page 13

Nonaccrual, Past Due, Restructured and Non-Performing Loans, page 18

2.
Please tell us and in future filings revise this section to disclose the total amount of nonperforming assets, including foreclosed assets, as of December 31, 2009 and the reasons for any significant losses on sales of other real estate owned as compared to prior years.  Refer to the following disclosure:

▪	The “Fair Value of financial instruments” section of Note 1 on page 72 shows the Company had nonrecurring foreclosed assets of $1.4 million as of December 31, 2009 and related losses of $608,000.
▪
The $1.05 million net loss on sale of other real estate owned and other repossessed assets in the consolidated income statement for 2009 as compared to $96,000 for 2008.  Reconcile the $1.05 million net loss in the income statement to the $608,000 loss disclosed in Note 1.

The Company responds as follows to item 2:

In previous filings, the Company included all loans that were evaluated for potential impairment as part of our quarterly allowance for loan loss calculation in the “non-performing loan” total.  The factors for evaluating loans for potential impairment are addressed in item 7.  After the filing of the March 31, 2010 Form 10-Q and before receipt of the SEC comment letter, the Company decided to revise the presentation of non-performing loans to include only nonaccrual loans, accruing loans > 90 days past due and restructured loans.  The resulting change in the presentation of non-performing loan total does not have any impact on the allowance for loan loss policy, allowance for loan loss calculation or the provision for loan loss for any periods presented.  The loans that were removed from the presentation were evaluated for potential impairment.  As these loans were not considered impaired, the appropriate allocation was calculated using historical loss rates, as adjusted for the factors described in the response to item 12.  The revised non-performing loan presentation will allow the Company to better compare itself to its appropriate peer group as the revised non-performing loan presentation corresponds with the regulatory definition.  Below is the revised non-performing loan information for the five-year period presented in the December 31, 2009 Form 10-K, along with the non-performing asset balances for each respective period:

	December 31,
	2009	2008	2007	2006	2005
	(Amounts In Thousands)

Nonaccrual loans	$5,360	$2,535	$4,948	$879	$175
Accruing loans past due 90 days or more	7,009	5,049	6,019	4,983	1,910
Restructured loans	15,135	4,478	-	-	-
Total non-performing loans	27,504	12,062	10,967	5,862	2,085
Other real estate	3,227	5,155	473	801	1,152
Non-performing assets (includes non-performing loans and other real estate)	30,731	17,217	11,440	6,663	3,237

The Company has revised the total of non-performing loans from previous filings.  The revised total has decreased by $47,761, $40,124, $28,616, $8,819, and $14,517 as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively.  The revision was made to align with the regulatory definition of non-performing loans.

The total nonrecurring foreclosed assets of $1.4 million as of December 31, 2009 consisted of 11 properties for which the Bank has written down the asset balance to the fair market value.  These properties were written down by a total of $608,000 after the properties were recorded into other real estate owned.  It is the Company’s policy to reevaluate the foreclosed assets on a periodic basis.

The total net loss on sale of other real estate owned for the year ended December 31, 2009 consisted of the $608,000 fair market value adjustment on 11 such properties, a $152,000 gain on sale of 14 such properties and a $597,000 loss on sale of 17 such properties, for a net loss of $1,053,000.  The net loss on sale of other real estate owned increased in 2009 due to an increase in the volume of such sales coupled with fair value adjustments based on reduced levels of new and existing home sales, stagnant to declining property values, a decline in building permits, and an increase in the time houses remain on the market.  These factors have lead to a reduction in the ultimate sales price of properties versus the carrying value of the property.  Within the other real estate owned category there were 31 properties sold and 11 properties for which reductions in fair market value during the year, were recognized in 2009, as compared to 14 such properties sold by the Bank in 2008.

3.
We refer to the first paragraph on page 20 and to related disclosure in Note 3 on page 80 that states $15.4 million of loans related to the June 2008 floods in the Bank’s area are included in non-performing loans.  Considering these loans are 20% of total nonperforming loans as of December 31, 2009, please tell us and revise this section in future filings to include the following disclosure:

▪	Discuss the types and dollar amount of these loans and the nature of the related collateral.
▪	State when these loans were initially recorded as nonperforming, if they are currently classified as nonaccrual or restructured.
▪	Discuss any partial or complete charge-offs and the current payment status of any remaining loan receivable balances.
▪	Discuss how these nonperforming loans were considered in the determination of the provision and the allocation of the allowance for loan losses for 2009 and 2008.

The Company responds as follows to item 3:

The Company provides the following information regarding flood-related loans:

Non-performing loans related to the June 2008 floods totaled $3.6 million at December 31, 2009.  Before our decision to change to the revised non-performing loan presentation as described in our response to item 2, $15.4 million of flood-related loans had been included in the non-performing loans.  The flood-related loans are mortgage loans collateralized by $0.2 million of 1-to-4 family owner occupied properties, $1.3 million of 1-to-4 family non-owner occupied properties and $2.1 million of multi-family properties.  The flood loans were initially recorded as non-performing in June of 2008 when flooding occurred in the Company’s trade area.  One borrower relationship consisting of $0.1 million of 1-to-4 family non-owner occupied property was considered nonaccrual as of December 31, 2009.  The other flood-related loans were not considered nonaccrual due to the value of the underlying collateral and payment borrower payment histories.  Three flood-related borrower relationships were considered troubled debt restructurings as of December 31, 2009.  The troubled debt restructurings included loans to borrowers collateralized by $0.2 million in 1-to-4 family owner occupied properties, $1.3 million in 1-to-4 family non-owner occupied properties and $2.1 million in multi-family properties.  As a result of the 2008 floods, the Company has charged off $1.3 million since June 2008, including $248,000 in 2009.  As of December 31, 2009, all flood-related loans, including those considered troubled debt restructurings, were performing in accordance with the original or modified terms of the customers’ agreements with the Company.

For the provision and allowance for loan losses in 2009 and 2008, the Company analyzed the affected properties and businesses, flood insurance coverage, impact on sources of repayment and underlying collateral, and customer repayment capability.  The portfolio was considered in two categories by loan type.  The first category included all 1-to-4 family, owner-occupied mortgage loans.  The second category included construction, 1-to-4 family non-owner-occupied, multi-family real estate, commercial real estate and commercial operating loans.  The Company evaluated the 1-to-4 family owner-occupied mortgage loans based on the address at which the collateral is located.  Collateral addresses were matched to flooded areas.  Loans in the second category of construction, 1-to-4 family non-owner-occupied, multi-family, commercial real estate and commercial operating loans were evaluated for potential losses based on individual credit relationships.  This evaluation included a determination of whether a customer business and/or loan collateral was located in a flooded area.  In 2008, the provision for loan losses was increased by $4,366,000 for the flood-related loans.  The Company did not provide any additional provision for flood-related loan losses during 2009.  As of December 31, 2009, $2,814,000 of the provision for loan losses calculated in 2008 remained in the allowance for loan losses.

For filings in 2010 and future years, the Company no longer segregates the flood-related loans for its evaluation of its allowance for loan losses, and further disclosures regarding flood-related loans will not be included in future filings.  Any non-performing loans previously labeled as flood-related, will be addressed along with other non-performing loans.

4.
We refer to the restructured loans total of $15.14 million as of December 31, 2009 on page 18, equal to an increase of $10.66 million or 237% as compared to $4.48 million in 2008.  Please tell us and revise the discussion of the restructured loans on page 21 to provide the following information regarding loans whose repayments terms have been modified.

▪
Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.  State if the restructured loans are currently paying in accordance with the modified contractual terms.

▪	Disclose if any of the loan modifications result in the recording of a troubled debt restructuring (“TDR”) under FASB ASC 310-40, “Troubled Debt Restructurings by Creditors”.
▪	Separately disclose the total amount of TDRs that are accruing interest and those TDRs that are included as part of nonaccrual loans. Refer to Item III.C.1.(c) of Industry Guide 3.
▪
Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees.  If so, revise this section to discuss the following:

o	The types of repayment extensions being made including the duration of the extension period.
o	The loan terms that have been adjusted from the original terms.
o	Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

The Company responds as follows to item 4:

The Company’s future filings will include updated discussion of the information requested concerning restructured loans, which for loans restructured in 2009 and 2008 would be as set forth below:

The Bank restructured loans totaling $11.5 million during 2009, all of which were considered to be troubled debt restructurings as defined under FASB ASC 310-40.  One customer relationship consisted of seven loans totaling $2.8 million.  The customer’s loans were modified to require interest only payments at market rates for approximately 30 months.  As of June 30, 2010, it is anticipated that the customer will return to principal and interest payments in August 2011.    The Bank loaned an additional $286,000 to the borrower during 2009 after the completion of the restructuring of the loans.  The new loan was for the purchase of a smaller personal residence which resulted in an overall reduction of borrower debt of approximately $44,000.  The customer paid off a mortgage loan on a prior personal residence which exceeded the $286,000 in mortgage debt for the new personal residence.  In addition, the Bank has committed to lend an additional $10,000 to the customer to cover minimal personal expenses.  At December 31, 2009, the Company believed it would collect all principal and interest due relating to the above borrower.  After further consideration of the facts and circumstances surrounding the borrower, it was determined in March 2010 that the loans were impaired, and they were then placed on non-accrual.  The Company disclosed these loans as impaired at March 31, 2010.  The Company’s future filings will include information concerning the then-current status of these loans.  Another customer relationship consisted of eleven loans totaling $8.2 million was restructured during 2009.  The borrower was granted a rate concession to 5.25% on approximately $5.2 million of debt until maturity in October 2010 and 5.25% on approximately $3.0 million until maturity in March 2011.  Based on the customer’s financial condition, the rate of 5.25% was not considered a market rate by the Company.  Since the date of restructure, the Bank would have recorded $139,000 in interest income if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $132,000 of interest income and a loss of interest income of $7,000 due to the restructure of this customer relationship.  The Bank does not have any commitments to lend this customer additional funds.  There were four additional relationships restructured during 2009 totaling $0.5 million.  The terms of the restructured amounts included interest only payments for four months, re-amortization of loan payments over 25 years and a rate concession.  Since the date of restructure, the Bank would have recorded $24,000 in interest income if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $23,000 of interest income and a loss of interest income of $1,000 due to the restructure of their customer relationships.  The Bank does not have any commitments to lend these customers additional funds.

The payments for all loans restructured during 2009 have been made as agreed.  At June 30, 2010, $8.7 million of the total $11.5 million of restructured loans is accruing interest.

The Company will also revise future filings with the information below:

The Bank restructured loans totaling $4.5 million during 2008, all of which are considered to be troubled debt restructurings as defined under FASB ASC 310-40.  These loans related to two customers.  The first 2008 customer relationship consisted of six loans totaling $1.2 million and was flood related.  The Bank granted a rate concession to the borrower. The interest rate was lowered to 2% for the first year (through September 2009).  For the second and third years (through September 2011), the rate is 2% for balances up to $1,000,000 and for balances remaining in excess of $1,000,000 the rate will be equal to national prime.  The Bank would have recorded $63,000 in interest income during the year ended December 31, 2009 related to these loans if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $25,000 of interest for the year ended December 31, 2009, and a loss of interest income of $40,000 due to the restructure of the first borrowing relationship.  After the completion of the restructuring of the loans, the Bank loaned an additional $1,190,000 to the borrower as of December 31, 2009.  The additional loans were approved to allow the borrower to rehabilitate flood damaged homes and to construct pre-sold homes which allowed the customer to increase their cash flow and continue to operate their business.  In addition, the borrowings are advances on lines of credit with an additional commitment to lend the customer $629,000.  The additional borrowings have been paid down to approximately $785,000 as of June 30, 2010.  All payments on the restructured debt and additional borrowings have been paid as agreed.  The second 2008 restructured customer relationship consisted of four loans that totaled $3.3 million at the time of the 2008 restructure.  As of December 31, 2009, these loans totaled $2.4 million.  The terms of the restructure were to reduce the interest rate from 5.5% to 4.375% for approximately a two year period which was not considered a market rate by the Company.  The interest rate concession will mature in March 2011.  The Bank would have recorded $131,000 in interest income during the twelve months of 2009 related to these loans if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $104,000 of interest for the year ended December 31, 2009, and a loss of interest income of $27,000 due to the restructure of the second borrower relationship.  One of the restructured loans related to the second borrower is a line of credit for $1.4 million.  Currently, the borrower could obtain an additional $732,000 on the line of credit.  After the completion of the restructuring of the loans, the Bank loaned an additional $2.0 million to the borrower as of December 31, 2009.  The additional loans were in the normal course of business and allowed the borrower to build pre-sold homes which increased their overall cash flow.  The additional borrowings have been paid down to approximately $1,024,000 as of June 30, 2010.  In addition, the Bank has committed to lend an additional $3,408,000 to the customer through various lines of credit.  All loan payments have been made as contractually agreed.  At June 30, 2010, $4.5 million of the total debt restructured in 2008 is accruing interest as the payment history has been satisfactory and there had been no deterioration in the financial condition of the borrowers.

The Company has no commercial loans for which repayment dates have been extended at or near the original maturity date and which have not been classified as impaired for reasons such as the existence of personal guarantees.  As a business practice, the Company sometimes extends commercial loans in the normal course of business but not without properly classifying the loan and the appropriate due diligence.

5.
We refer to the first paragraph on page 21 that describes a customer relationship of seven loans totaling $2.8 million which require interest only payments at market rates. Please revise this section in future filings to provide the following disclosure:

▪
Describe in greater detail the terms of the loan to include the period for which the Company will receive interest only payments and when the terms require the lender to pay principal and interest on the loans.

▪
State the business reasons for providing an additional $286,000 in 2009 after the loans were restructured. Clarify if the additional loan was used to facilitate the interest only payments and your basis for considering that this loan was not impaired as of December 31, 2009.

The Company responds as follows to item 5:

The Company’s future filings will include updated discussion of the information requested concerning loans which require interest only payments at market rates, which for such loans made during 2009 would be as set forth below:

The Bank restructured loans totaling $11.5 million during 2009.  One customer relationship consisted of seven loans totaling $2.8 million.  The customer’s loans were modified to require interest only payments at market rates for approximately 30 months.  It is anticipated that the customer will return to principal and interest payments in August 2011.  The Bank loaned an additional $286,000 to the borrower during 2009 after the completion of the restructuring of the loans.  The new loan was for the purchase of a smaller personal residence which resulted in an overall reduction of borrower debt of approximately $44,000.  In addition, the Bank has committed to lend an additional $10,000 to the customer to cover minimal personal expenses.  Neither the new borrowings nor the commitment to lend were made to facilitate the interest only payments.

At December 31, 2009, the Company believed it would collect all principal and interest due relating to the above borrower.  After further consideration of the facts and circumstances surrounding the borrower, it was determined in March 2010 that the loans were impaired, and they were then placed on non-accrual.  The Company disclosed these loans as impaired at March 31, 2010.  The Company’s future filings will include information concerning the then-current status of these loans.

6.
We refer to the second paragraph on page 21 regarding two customer relationships totaling $4.5 million during 2008 in which after the restructuring the Company loaned $3.19 million in 2009. Please tell us and in future filings provide the following information regarding the new loans made after the restructuring:

▪	State the business purpose and contractual conditions of the new loans, including any conditions which preclude these loans being used to payoff the previously restructured loans.
▪	Disclose the current payment status of both the restructured loans and the new loans issued after the loan restructuring.

The Company responds as follows to item 6:

The Company’s future filings will include updated discussion of the information requested concerning new loans made after loan restructuring, which for loans restructured during 2008 would be as set forth below:

The Bank restructured loans totaling $4.5 million during 2008, all of which are considered to be troubled debt restructurings as defined under FASB ASC 310-40.  These loans related to two customers.  The first 2008 customer relationship consisted of six loans totaling $1.2 million and was flood related.  The Bank granted a rate concession to the borrower.  The interest rate was lowered to 2% for the first year (through September 2009).  For the second and third years (through September 2011), the rate is 2% for balances up to $1,000,000 and for balances remaining in excess of $1,000,000 the rate will be equal to national prime.  The Bank would have recorded $63,000 in interest income during the year ended December 31, 2009 related to these loans if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $25,000 of interest for the year ended December 31, 2009, and a loss of interest income of $40,000 due to the restructure of the first borrowing relationship.  After the completion of the restructuring of the loans, the Bank loaned an additional $1,190,000 to the borrower as of December 31, 2009.  The additional loans were approved to allow the borrower to rehabilitate flood damaged homes and to construct pre-sold homes which allowed the customer to increase their cash flow and continue to operate their business.  In addition, the borrowings are advances on lines of credit with an additional commitment to lend the customer $629,000.  The additional borrowings have been paid down to approximately $785,000 as of June 30, 2010.  All payments on the restructured debt and additional borrowings have been paid as agreed.  The second 2008 restructured customer relationship consisted of four loans that totaled $3.3 million at the time of the 2008 restructure.  As of December 31, 2009, these loans totaled $2.4 million.  The terms of the restructure were to reduce the interest rate from 5.5% to 4.375% for approximately a two year period which was not considered a market rate by the Company.  The interest rate concession will mature in March 2011.  The Bank would have recorded $131,000 in interest income during the twelve months of 2009 related to these loans if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $104,000 of interest for the year ended December 31, 2009, and a loss of interest income of $27,000 due to the restructure of the second borrower relationship.  One of the restructured loans related to the second borrower is a line of credit for $1.4 million.  Currently, the borrower could obtain an additional $732,000 on the line of credit.  After the completion of the restructuring of the loans, the Bank loaned an additional $2.0 million to the borrower as of December 31, 2009.  The additional loans were in the normal course of business and allowed the borrower to build pre-sold homes which increased their overall cash flow.  The additional borrowings have been paid down to approximately $1,024,000 as of June 30, 2010.  In addition, the Bank has committed to lend an additional $3,408,000 to the customer through various lines of credit.  All loan payments have been made as contractually agreed.  At June 30, 2010, $4.5 million of the total debt restructured in 2008 is accruing interest as the payment history has been satisfactory and there had been no deterioration in the financial condition of the borrowers.

Allocation of the Allowance for Loan Losses, page 23

7.
We refer to the first paragraph on page 23 that states the Company reviews a substantial portion of the loans to assess whether they are impaired and, if necessary, provides a specific allowance if appropriate. Please tell us and in future filings provide the following information:

▪
Reconcile the statement that you provide a specific allowance on impaired loans with the disclosure in Note 3, "Loans" on page 80 that shows you provide a specific allowance for credit losses on non-performing loans.

▪	Clarify the relationship between non-performing and impaired loans considering the definition of impaired loans in paragraphs 16 and 17 of FASB ASC 310-10-35, "Assessing Whether a Loan is Impaired".

The Company responds as follows to item 7:

The Company evaluates the following loans to determine impairment:  1) all nonaccrual and restructured loans, 2) all non consumer and non 1 – 4 family residential loans with prior charge-offs, and 3) all non consumer and non 1-4 family loan relationships classified as substandard.  In previous filings, the Company included all loans that were evaluated for potential impairment as part of our quarterly allowance for loan loss calculation in the non-performing loan total.  As previously discussed in the response to item 2, the Company recently decided to use the revised non-performing loan presentation, under which only non-accruing loans, accruing loans > 90 days past due and restructured loans will be included in the non-performing loan total.  Future filings will use the revised non-performing loan presentation in determining the non-performing loan total.  In future filings, impaired loans will include only those loans as to which the Company believes it is probable that it will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the loan agreement.  As shown in response to item 17, the impaired loan footnote will be revised to disclose the impaired loans for which there is a related allowance and impaired loans for which there is no related allowance.

Risk Factors, page 43

8.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:

▪	the second risk factor, which is on page 28, regarding the risks of ineffective risk management;
▪	the fourth risk factor, which is on page 29, regarding the risks of failure in operational systems or infrastructure;
▪	the fifth risk factor, which is on page 29, regarding the risks of a natural disaster;
▪	the eighth risk factor, which is on page 30, regarding the risks of substantial regulation;
▪	the tenth risk factor, which is on page 31, regarding the risks of rapid changes in technology;
▪	the eleventh risk factor, which is on page 31, regarding the risks of being unable to hire and retain qualified employees;
▪
the thirteenth risk factor, which is on page 32, regarding the risks of a natural disaster; [the thirteenth risk factor listed on page 32 relates to selection of accounting methods and accounting assumptions and estimates]

▪	the fourteenth risk factor, which is on page 32, regarding the risks of changes in accounting standards;
▪	the fifteenth risk factor, which is on page 32, regarding the risks of environmental liability;
▪	the twentieth risk factor, which is on page 34, regarding the risks of governmental response to recent market disruptions; and
▪	the twenty first risk factor, which is on page 35, regarding the risks of a negative public opinion. [this is the twenty-fourth risk factor]

9.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:

▪	Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
▪
sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and

▪	sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

For instance, revise the third risk factor, which is on page 28, to disclose the extent to which the credit quality of your loans has recently deteriorated and the extent to which your profitability and liquidity has been adversely affected.

For instance, revise the twelfth risk factor, which is on page 31, to disclose the risks from your decision to increase allowance for loan losses by only five percent from 2008 to 2009 despite the fact that nonperforming loans increased by forty four percent from 2008 to 2009 and your decision to decrease the ratio of your allowance for loan losses to nonperforming loans from fifty three percent in 2008 to thirty eight percent in 2009.

For instance, revise the seventeenth risk factor, which is on page 32, to disclose the percentage of your loans that are real estate, the risks from the lack of geographical diversification in location of the underlying properties and the risks from the percentage of your borrowers that are entities whose only, or prime, source of revenue is the property for which you have lent money for them to purchase or improve. Explain the risk that if the property fails to generate enough income to pay you the monthly payments for the principal and interest on the loan, the borrowers must default and your only remedy is to seize the property which may be worth less than the amount of the loan.

The Company responds as follows to items 8 and 9:

After a review of the risk factors disclosed in the Company’s Form 10-K, the Company believes it is appropriate to retain in modified form the risk factor regarding the risks of natural disaster.  The Company experienced the impact of a significant natural disaster during the floods in June 2008.  The exposure of the Company’s property and property owned by its loan customers to the risk of damaging flooding relates in part to the localized nature of such properties.  The Company believes this is not a risk that could apply to any issuer or any offering.  We propose to revise the heading of the risk factor relating to natural disasters to sharpen the focus on flooding as a risk relating to the location of such properties.

The Company’s future filings will include updated disclosure of risk factors prepared in a manner intended to comply with Item 503 of Regulation S-K, Securities Act Release No. 33-7497 and sample comments 34 and 38 of Staff Legal Bulletin No. 7.  See Attachment B for a revised version of the risk factors disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2009, which is provided as an additional response to items 8 and 9.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 42

10.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

▪
revise the first paragraph on page 45 to analyze the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;

▪
revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in the number, size and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans;

▪
revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits in your market area;

▪
revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in home price index, residential real estate sales and single family and multifamily building permits in your market area;

▪
revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in the unemployment rate in your market area (disclosing the actual rate) and in median household income in your market area;

▪
revise the fourth paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits; and

▪
revise the section entitled "Provision of Loan Losses", on pages 49-50, to analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans).

The Company’s future filings will include an updated Management Discussion and Analysis section intended to comply with Item 303(a) of Regulation S-K and Release No. 33-8350.  See Attachment C for a revised version of relevant portions of the Management Discussion and Analysis section set forth in the Company's Form 10-K for the fiscal year ended December 31, 2009.

Provision for Loan Losses, page 49

11.
We note your provision for loan losses was $11.95 million in 2009 which provided adequate coverage for net charge-offs of $10.45 million recorded during that period. We also note the description of the general factors you considered in determining the level of the provision to adjust the allowance for loan losses. Please tell us and in future filings expand this section to discuss how you considered the following specific factors in determining the allowance for loan losses:

▪	Restructured loans were $15.1 million in 2009 as compared to $4.5 million in 2008, an increase of $10.6 million or 236%.

▪	Nonperforming loans were $75.3 mil1ion in 2009 as compared to $52.2 million in 2008, an increase of $23.1 million or 44%.
▪	The allowance for loan losses coverage decreased to 38.74% in 2009 as compared to 53% in 2008.
▪	Discuss how you considered and determined the extent to which impaired and restructured loans were adequately collateralized.

The Company responds as follows to item 11:

Please also refer to the response to items 4, 10 and 20.

Management reviews the loan portfolio and determines the allowance for loan losses, which represents management’s judgment of the probable losses inherent in the Company’s loan portfolio.  The loan loss provision is the amount necessary to adjust the allowance to the level considered appropriate by management.

Each loan officer is responsible for monitoring the portion of the loan portfolio assigned to such loan officer, recommending a credit risk rating for each loan in such portion of the loan portfolio and ensuring the credit risk ratings, are appropriate. These credit risk ratings are then reviewed, corrected if necessary, and ratified by the Bank’s credit department or the management loan committee. Credit risk ratings are determined by evaluating a number of factors including a borrower’s financial strength, cash flow coverage, collateral protection and guarantees. A third party loan review firm independently reviews a significant portion of the loan portfolio to evaluate the appropriateness of the management-assigned credit risk ratings. These ratings are subject to further review by the applicable bank regulatory authorities, including examiners from the Federal Deposit Insurance Corporation and the Iowa State Division of Banking.

The Bank regularly reviews a substantial portion of the loans in the portfolio and assesses whether the loans are impaired in accordance with ASC 310.  If the loans are impaired, the Bank determines if a specific allowance is appropriate.  In addition, the Bank's management also reviews and, where determined necessary, provides allowances for particular loans based upon (1) reviews of specific borrowers and (2) management’s assessment of areas that management considers are of higher credit risk, including loans that have been restructured.  Loans that are determined not to be impaired and for which there are no specific allowances are classified into one or more risk categories. Based upon the risk category assigned, the Bank allocates a percentage, as determined by management, for a required allowance needed.  The determination concerning the appropriate percentage begins with historical loss experience factors, which are then adjusted for levels and trends in past due loans, levels and trends in charged-off and recovered loans, trends in volume growth, trends in problem and watch loans, trends in restructured loans, local economic trends and conditions, industry and other conditions, and effects of changing interest rates.

Specific allowances for losses on non-accrual and non-performing loans are established if the loan balances exceed the net present value of the relevant future cash flows or the fair value of the relevant collateral based on updated appraisals and/or updated collateral analysis for the properties if the loan is collateral dependent.

The adequacy of the allowance is reviewed quarterly and adjusted as appropriate after consideration has been given to the impact of economic conditions on the borrowers’ ability to repay, loan collateral values, past collection experience, the risk characteristics of the loan portfolio and such other factors that deserve current recognition. The growth of the loan portfolio and the trends in problem and watch loans are significant elements in the determination of the provision for loan losses. The provision for loan losses totaled $11,947,000 and $11,507,000 for 2009 and 2008, respectively.

In June 2008, the Bank’s market area was significantly affected by wide-spread damage caused by floods.  As part of the Bank’s review of its loan portfolio after the floods, the Bank’s management analyzed the affected properties and businesses, flood insurance coverage, impact on sources of repayment and underlying collateral, and customer repayment capability.  For the year ended December 31, 2008, the provision for loan losses was increased by an additional $4,366,000 to reflect management’s assessment of the possible impact on the loan portfolio of damage caused by the 2008 floods.  For the year ended December 31, 2009, the provision for loan losses as compared to the 2008 provision (excluding the $4,366,000 flood allocation) increased $4,806,000 or 67.30%.  The increase in the 2009 provision was not primarily flood related, but was due to the economic conditions facing the national and local market area, lower collateral values, and deterioration of credit quality for various borrowers within the Bank’s portfolio.

The Company believes that the allowance for loan losses is at a level commensurate with the overall risk exposure of the loan portfolio.  However, if economic conditions continue to deteriorate, certain borrowers may experience difficulty and the level of non-performing loans, charge offs and delinquencies could continue to rise and require increases in the provision for loan losses.   The Company will continue to monitor the adequacy of the allowance on a quarterly basis and will consider the impact of economic conditions on the borrowers’ ability to repay, loan collateral values, past collection experience, the risk characteristics of the loan portfolio and such other factors that deserve current recognition.

The allowance for loan losses totaled $29,160,000 at December 31, 2009 compared to $27,660,000 at December 31, 2008.  The percentage of the allowance to outstanding loans was 1.90% and 1.85% at December 31, 2009 and 2008, respectively.  The percentage increase was due to loan growth and an increase in the amount of “problem” or “watch” loans as a percentage of total loans outstanding.  The allowance was based on management’s consideration of a number of factors, including composition of the loan portfolio, loans with higher credit risks and overall increases in net loans outstanding. The methodology used in 2009 is consistent with the methodology used in the prior years.

As previously discussed in the response to item 2, the Company recently decided to use the revised non-performing loan presentation, under which only non-accruing loans, accruing loans > 90 days past due and restructured loans will be included in the non-performing loan total.  Based on the revised total of non-performing loans (derived from the revised non-performing loan presentation), the allowance for loan loss coverage ratio decreased to 106.02% in 2009 compared to 229.32% in 2008.  The ratio of the allowance for loan losses to non-performing loans at December 31, 2008 was affected due to the June 2008 floods as discussed above, making meaningful comparison of the loan loss coverage ratios for 2009 and 2008 somewhat difficult.  This ratio is monitored as a part of the Company’s loan loss methodology.

12.	We refer to the last paragraph on page 49 that states the $1.5 million increase in the allowance for loan losses in 2009 was due to the net effect of the following:

▪	An $840,000 decrease due to volume decreases in pass rated loans of $25.7 million in 2009.
▪	A $2.34 million offsetting increase allocated to the allowance due to deterioration in credit quality.

Please tell us and discuss in future filings the following information regarding  how the allowance for loan losses was determined in 2009:

Expand the disclosure to discuss the methodology the Company used to determine and assign a pass rate that was used to quantify the effect of the volume decrease in pass rated loans in 2009. We note the disclosure on page 24 of the "Business" section regarding the effects of watch loan and substandard loan balances does not discuss how pass rates were determined for the various loan types in your loan portfolio.

What specific quantitative and qualitative changes in the credit risk characteristics of your loan portfolio, including increased nonaccrual, nonperforming and restructured loans and changes in your local economy were considered in your determination of the increased allowance for 2009.  We also refer to your disclosure on page 24 of the “Business” section regarding increased watch loans and substandard loans in 2009.

The Company responds as follows to item 12:

In accordance with Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues, the Company determines and assigns ratings to loans using factors that include the following: an assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.  The above factors along with pay offs in the ordinary course of business caused the decrease in pass rated loans during the year ended December 31, 2009.

Through the credit risk rating process, loans are reviewed to determine if they are performing in accordance with the original contractual terms. If the borrower has failed to comply with the original contractual terms, further action may be required by the Company, including a downgrade in the credit risk rating, movement to non-accrual status, a charge-off or the establishment of a specific impairment reserve. In the event a collateral shortfall is identified during the credit review process, the Company will work with the borrower for a principal reduction and/or a pledge of additional collateral and/or additional guarantees. In the event that these options are not available, the loan may be subject to a downgrade of the credit risk rating. If we determine that a loan amount or portion thereof, is uncollectible, the loan’s credit risk rating is immediately downgraded and the uncollectible amount is charged-off.  The Bank’s credit and legal departments undertake a thorough and ongoing analysis to determine if additional impairment and/or charge-offs are appropriate and to begin a workout plan for the loan to minimize actual losses.

Quantitative factors include the Company’s historical loss experience, which is then adjusted for levels and trends in past due, levels and trends in charged-off and recovered loans, trends in volume growth, trends in problem and watch loans, trends in restructured loans, local economic trends and conditions, industry and other conditions, and effects of changing interest rates.

Management has determined that the allowance for loan losses was appropriate at December 31, 2009, and that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. This process involves a high degree of management judgment, however the allowance for credit losses is based on a comprehensive, well documented, and consistently applied analysis of the Company’s loan portfolio. This analysis takes into consideration all available information existing as of the financial statement date, including environmental factors such as economic, industry, geographical and political factors. The relative level of allowance for credit losses is reviewed and compared to industry peers. This review encompasses levels of total non-performing loans, portfolio mix, portfolio concentrations, current geographic risks and overall levels of net charge-offs.

Please also refer to the response to item 11.

Financial Statements

Note 1, Nature of Activities and Significant Accounting Policies, page 70

Investment Securities, page 18

13.
Please revise the statement that held-to-maturity securities consist solely of debt securities to the last sentence of the footnote that states the Company had no trading or held-to-maturity securities as of December 31, 2009 and 2008.

The Company responds as follows to item 13:

The Company will update the investment securities accounting policy in future filings as follows:

Investment securities:  Available-for-sale securities consist of debt securities not classified as trading or held to maturity.  Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity.  There were no trading or held to maturity securities as of December 31, 2009 and 2008.

14.
We refer to the statement on page 69 that unrealized losses judged to be other-than-temporary impairments are charged to operations for both securities available for sale and securities held to maturity and unrealized holding gains and losses are reported as a separate component of stockholder’s equity.  We also refer to Note 3, “Investment Securities” on page 77 that states no unrealized loss was recognized in income because management has the intent and ability to hold the securities until a recovery of fair value.  Please tell us and revise future filings to disclose the effects of adopting the following accounting guidance effective June 15, 2009 related to the recognition of other-than-temporary impairments on investments:

▪	The transition guidance in FASB ASC 320-10-65-1 (“Transition Related to adopting FSP FAS 115-2 and FAS 124-2”).
▪
The related transition guidance in paragraphs 34C and 34D of FASB ASC 320-10-35, “Investments Debt and Equity Securities”, effective June 15, 2009, which states the new criteria for determining other than temporary impairments considering:

o	If an entity does not intend to sell the security and it is not more likely than not that it will not be required to sell the security before the recovery of its amortized cost basis.
o
The presentation of the other-than-temporary impairment into the amount of the credit loss which is recognized in earnings and the amount related to other factors which is recognized in other comprehensive income.

The Company responds as follows to item 14:

The Company had unrealized losses of $116,000 at December 31, 2009 and $71,000 at December 31, 2008.  These unrealized losses were insignificant to the Company’s investment portfolio at December 31, 2009 and 2008.  None of the unrealized losses were considered other-than-temporary.  The Company will update the investment securities accounting policy in future filings as follows:

Declines in the fair value of investment securities available for sale (with certain exceptions for debt securities noted below) that are deemed to be other-than-temporary are charged to earnings as a realized loss, and a new cost basis for the securities is established.  In evaluating other-than-temporary impairment, the Company considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.  Declines in the fair value of debt securities below amortized cost are deemed to be other-than-temporary in circumstances where: (1) the Company has the intent to sell a security; (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the Company does not expect to recover the entire amortized cost basis of the security.  If the Company intends to sell a security or if it is more likely than not that the Company will be required to sell the security before recovery, an other-than-temporary impairment write-down is recognized in earnings equal to the difference between the security’s amortized cost basis and its fair value.  If the Company does not intend to sell the security or it is not more likely than not that the Company will be required to sell the security before recovery, the other-than-temporary impairment write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income.  Realized securities gains or losses on securities sales (using specific identification method) and declines in value judged to be other-than-temporary are included in investment securities gains (losses), net, in the consolidated statements of income.

Fair Value of Financial Instruments, page 72

15.
We refer to the statement on page 74 that valuation methodologies have not changed during the year ended December 31,2009. Please tell us and in future filings discuss the following changes in valuation methodologies required by the adoption of the following accounting guidance:

▪
The adoption in June 2009 of the amendment to FASB ASC Topic 820, "Fair Value Measurements and Disclosure", required to be adopted in June 2009, for determining fair value when the volume and level of activity for the asset has significantly decreased and for identifying transactions that are not orderly.

▪	The adoption in June 2009 of FASB ASC 320-10-65-1, formerly FSP FAS 115-2 and FAS 124-2, with respect to determining other-than-temporary impairments to debt financial instruments.
▪	Refer to the "Impact of Recently Issued Accounting Standards" on page 54 of Management's Discussion and Analysis of Financial Condition and Results of Operations.
▪	Discuss any adjustments or validation of fair value determinations you perform with respect to independent pricing services and models used for investment securities.

The Company responds as follows to item 15:

The Company will update future filings as follows:

As noted in the Impact of Recently Issued Accounting Standards Section of Item 7, the Company considered all new accounting guidance in its valuation methodologies.  Adoption of the new accounting guidance did not have a significant effect on the Company’s evaluation of the fair value of its financial instruments.  Assets and liabilities measured at fair value on a nonrecurring basis are not material to the Company’s consolidated financial statements.

The pricing for investment securities is obtained from an independent source.  The Company’s investment securities are low risk and are measured at fair value as either level 1 or level 2 assets.  There are no level 3 investment securities owned by the Company.  Due to these factors, the Company reviews prices provided by the independent source on a monthly basis for unusual fluctuations.  Due to the nature of our investment portfolio, we do not expect significant and unusual fluctuations as fair value changes primarily relate to interest rate changes.   No unusual fluctuations were identified during the year ended December 31, 2009.   If a fluctuation requiring investigation was identified, the Company would research the change with the independent source or other available information.

16.
We refer to the table of "Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis" on page 75. Please reconcile the $9.91 million of loans measured at fair value using Level 2 inputs to non-performing loans totaling $69.55 million and nonaccrual loans totaling $5.36 million in Note 3, "Loans" on page 80.

The Company responds as follows to item 16:

As of December 31, 2009, the $9.9 million of loans recorded at fair value on a nonrecurring basis consisted of the following loan types:  $3.8 million of commercial mortgage loans, $3.2 million of 1 – 4 family residential loans and $1.3 million of commercial and industrial loans.  The remaining $1.6 million was spread over the following categories of loans:  agricultural, real estate construction, mortgage – farmland, mortgage – multi-family, and loans to individuals.  The total $9.9 million of loans represents the carrying value of loans partially charged off as it was determined that the fair value of the loan collateral was less than the carrying value.  Of the total $9.9 million, $1.7 million was included in the nonaccrual loan total.  The remaining $8.2 million is accruing interest based on the fact loan payments have been made as contractually agreed.

Note 3, Loans, page 78

17.	We refer to the total nonperforming loans of $75.27 million and $52.19 million as of December 31, 2009 and 2008. Please tell us and in future filings provide the following information:

▪
Describe the nature of the $47.8 million or 64% difference between total nonperforming loans of $75.27 million as of December 31,2009 and the $27.5 million sum of non accrual, past due and restructured loans for that period.

▪
Provide a similar reconciliation for the $40.2 million or 77% difference between total nonperforming loans of $52.2 million as of December 31, 2008 and the $12 million sum of nonaccrual, past due and restructured loans for 2008.

▪
Revise the table of non-accrual, past due, restructured and non-performing loans for the five year period ended December 31, 2009 in the Business section on page 18 to provide a reconciliation for each period between the total nonperforming loans and the sum of the nonaccrual, past due and restructured loans for each period.

The Company responds as follows to item 17:

In previous filings, the Company included all loans that were evaluated for potential impairment as part of our quarterly allowance for loan loss calculation in the “non-performing loan” total.  The factors for evaluating loans for potential impairment are addressed in item 7.  After the filing of the March 31, 2010 Form 10-Q and before receipt of the SEC comment letter, the Company decided to revise the presentation of non-performing loans to include only nonaccrual loans, accruing loans > 90 days past due and restructured loans.  The resulting change in the presentation of non-performing loan total does not have any impact on the allowance for loan loss policy, allowance for loan loss calculation or the provision for loan loss for any periods presented.  The loans that were removed from the presentation were evaluated for potential impairment.  As these loans were not considered impaired, the appropriate allocation was calculated using historical loss rates, as adjusted for the factors described in the response to item 12.  The revised non-performing loan presentation will allow the Company to better compare itself to its appropriate peer group as the revised non-performing loan presentation corresponds with the regulatory definition.  Below is the revised non-performing loan information for the five-year period presented in the December 31, 2009 Form 10-K, along with the non-performing asset balances for each respective period:

	December 31,
	2009	2008	2007	2006	2005
	(Amounts In Thousands)

Nonaccrual loans	$5,360	$2,535	$4,948	$879	$175
Accruing loans past due 90 days or more	7,009	5,049	6,019	4,983	1,910
Restructured loans	15,135	4,478	-	-	-
Total non-performing loans	27,504	12,062	10,967	5,862	2,085
Other real estate	3,227	5,155	473	801	1,152
Non-performing assets (includes non-performing loans and other real estate)	30,731	17,217	11,440	6,663	3,237

The Company has revised the total of non-performing loans from previous filings.  The revised total has decreased by $47,761, $40,124, $28,616, $8,819, and $14,517 as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively.  The revision was made to align with the regulatory definition of non-performing loans.

	2009	2008	2007
	(Amounts In Thousands)

Non-performing loans receivable for which there is a related allowance for loan losses	$5,720	$9,050	$4,950
Non-performing loans receivable for which there is no related allowance for loan losses	21,784	3,012	6,017
Total	$27,504	$12,062	$10,967

Related allowance for credit losses on non-performing loans	$1,336	$3,551	$355
Average balance of non-performing loans	19,783	11,515	8,415
Nonaccrual loans (included as non-performing loans)	5,360	2,535	4,948
Loans past due ninety days or more and still accruing	7,009	5,049	6,019
Restructured loans (included as non-performing loans)	15,135	4,478	-
Interest income recognized on non-performing loans	3,979	2,582	2,554

The Company has revised the total of non-performing loans from previous filings.  The revised total has decreased by $47,761, $40,124 and $28,616 as of December 31, 2009, 2008 and 2007, respectively.  The revision was made to align with the regulatory definition of non-performing loans.

18.
We refer to the second paragraph on page 80 that states nonperforming loans also include loans considered impaired for the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Please tell us and in future filings provide the following information:

▪
State the total amount of impaired loans as defined in paragraphs 16 and 17 of FASB ASC 310-10-35, "Assessing Whether a Loan is Impaired" and reconcile this amount with the total nonaccrual loans $ 5.72 million and nonperforming loans of$69.55 million as of December 31, 2009 as stated on page 80.

▪
Provide the disclosures for impaired loans required by paragraph 15 of FASB ASC 310-10-50, "Impaired Loans" taking into consideration the scope of disclosure requirements for impaired loans described in paragraph 20 of that ASC section.

The Company responds as follows to item 18:

In future filings, the Company will revise its terminology to be consistent with the above-referenced guidance.  In previous filings, the Company included all loans evaluated for potential impairment in its non-performing total.  The factors for evaluating loans for potential impairment are addressed in item 7.  The Company believes all appropriate impaired loan disclosures have been made in footnote 1 and 3.  See also response to item 17.

19.
We refer to the restructured loans on page 80 totaling $15.14 million and $4.45 million as of December 31, 2009 and 2008. Please tell us and in future filings provide the full footnote disclosure required by FASB ASC 310-40-50, "Creditor Disclosure of Troubled Debt Restructurings", including any commitments to lend additional funds and the reasons why the restructured loans which are TDRs have not been classified as impaired.

The Company responds as follows to item 19:

The Company’s future filings with include such full footnote disclosure.  See the response to item 4 for the information requested.

20.
We refer to the last sentence in the second paragraph on page 80, and page 20 of the "Business, Financial Position" section which state that most of the nonperforming loans are secured by real estate and are believed to be adequately collateralized. In light of the fact that non-performing loans were $75.27 million in 2009, an increase of $23.10 million or 44% as compared to $52.19 million in 2008, and that the majority of these loans are collateral dependent, please tell us and in future filings revise the Business section or Management's Discussion and Analysis to include the following information:

▪	Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:
o	State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.
o
Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

o
Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

▪
With respect to collateral dependent loans, describe the nature of current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral prior to their formal review. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

▪
Describe specific situations, if any, in which the Company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.

o
In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.

The Company responds as follows to item 20:

The Company will include the following additional information in future filings:

For loans that are collateral dependent, losses are evaluated based on the portion of a loan that exceeds the fair market value of the collateral that can be identified as uncollectible.  In general, this is the amount that the carrying value of the loan exceeds the related appraised value.  Generally, it is the Company’s policy not to rely on appraisals that are older than one year prior to the date the impairment is being measured.  The most recent appraisal values may be adjusted if, in the Company’s judgment, experience and other market data indicate that the property’s value, use, condition, exit market or other variable affecting its value may have changed since the appraisal was performed, consistent with the December 2006 joint interagency guidance on the allowance for loan losses.  The charge off or loss adjustment supported by an appraisal is considered the minimum charge off.  Any adjustments made to the appraised value are to provide additional charge off or loss allocations based on the applicable facts and circumstances.  In instances where there is an estimated decline in value, a loss allocation may be provided or a charge off taken pending confirmation of the amount of the loss from an updated appraisal.  Upon receipt of the new appraisals, an additional loss allocation may be provided or charge off taken based on the appraised value of the collateral.  On average, appraisals are obtained within one month of order.

The Company has not experienced any significant time lapses in recognizing the required provisions for collateral dependent loans, nor has the Company delayed appropriate charge offs.  When an updated appraisal value has been obtained, the Company has used the appraisal amount in determining the appropriate charge off or required reserve.  The Company also evaluates any changes in the financial condition of the borrower and guarantors (if applicable), economic conditions, and the Company’s loss experience with the type of property in question.  Any information utilized in addition to the appraisal is intended to identify additional charge offs or provisions, not to override the appraised value.

For flood-related properties located in Linn County, Iowa, the Company has not used external appraisals to determine the fair market value of collateral.  Due to the wide-spread flooding in June 2008, there was a lack of appropriate arms-length transactions to support useful appraisals especially for 1-to-4 family residences.  Instead, the Company has utilized assessed values and independent realtor market evaluations on individual properties.  The Company believes these tools have been an appropriate measure in estimating the fair market value of such properties in this situation.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Position, page 19

21.
Please tell us and in future filings revise this section to reconcile the $50.04 million or 59% difference between total nonperforming loans of $84.67 million and the $34.63 million sum of nonaccrual, past due and restructured loans as of March 31, 2010.

The Company responds as follows to item 21:

In previous filings, the Company included all loans that were evaluated for potential impairment as part of our quarterly allowance for loan loss calculation in the “non-performing loan” total.  The factors for evaluating loans for potential impairment are addressed in item 7.  After the filing of the March 31, 2010 Form 10-Q and before receipt of the SEC comment letter, the Company decided to revise the presentation of non-performing loans to include only nonaccrual loans, accruing loans > 90 days past due and restructured loans.  The resulting change in the presentation of non-performing loan total does not have any impact on the allowance for loan loss policy, allowance for loan loss calculation or the provision for loan loss for any periods presented.  The loans that were removed from the presentation were evaluated for potential impairment.  As these loans were not considered impaired, the appropriate allocation was calculated using historical loss rates, as adjusted for the factors described in the response to item 12.  The revised non-performing loan presentation will allow the Company to better compare itself to its appropriate peer group as the revised non-performing loan presentation corresponds with the regulatory definition.  Below is the revised non-performing loan information for the five-year period presented in the December 31, 2009 Form 10-K, along with the non-performing asset balances for each respective period:

	March 31, 2010	December 31, 2009
	(Amounts in thousands)

Non-accrual loans	$7,050	$5,360
Accruing loans past due 90 or more	3,136	7,009
Restructured loans	24,448	15,135
Total non-performing loans	34,634	27,504
Other real estate	3,770	3,227
Non-performing assets (includes non-performing loans and other real estate)	38,404	30,731
Loans held for investment	1,535,685	1,533,141
Ratio of allowance for loan losses to loans held for investment	1.94%	1.90%
Ratio of allowance for loan losses to non-performing loans	86.16	106.02

The Company has revised the total of non-performing loans from previous filings.  The revised total has decreased by $50,033 and $47,761 as of March 31, 2010 and December 31, 2009, respectively.  The revision was made to align with the regulatory definition of non-performing loans.

22.
We refer to the first paragraph on page 23 regarding a customer relationship in which the Company restructured five loans totaling $9 million into two notes at a below market interest rate. Please tell us and in future filings provide the following disclosure:

▪
Disclose the business purpose for restructuring the original debt into two separate notes and how loan impairment is measured based on the contractual terms of the original loan agreement. Refer to paragraph 5 of FASB ASC Topic 310-40-50, "Loan Restructured into Two (or More) Loan Agreements".

▪
Disclose the impact of the restructured note into multiple loans structures on the quality of the loans portfolio as it related to impaired loan disclosures. Refer to FASB ASC 310-40-S99, SEC Materials, SEC Observer Comment: "Applicability of the Disclosures Required by Topic 310 when a Loan is Restructured into Two (or More) Loans".

▪	Disclose the total dollar amount of all loans that were restructured using this type of workout strategy and include the following information:
o	Discuss the benefits to the Company for using this strategy including the impact on interest income and credit classification.
o	Disclose the terms of the new loans, including how Notes A and B differ, whether Note A is underwritten in accordance with your customary standards.
o	Discuss the basis for issuing the loans at a below market interest rate and how you account for the difference between the interest rate on the loan and the market rate.

o
Clarify if Note B is immediately charged-off upon restructuring. If not, discuss whether you combine the restructured notes in your evaluation as to whether the notes should be returned to accrual status.

o	Confirm that Note A is classified as a TDR and explain your accounting policies for removing these loans from TDR classification.
o	Discuss your policies for returning Note A to accrual status, including how you consider the borrowers' payment performance prior to the restructuring.

The Company responds as follows to item 22:

The Company will revise the disclosure in future filings as follows:

The Bank restructured loans with an aggregate principal amount totaling $9.3 million during the first quarter of 2010, all of which are considered to be troubled debt restructurings as defined under FASB ASC 310-40.  These 2010 restructures related to two customers.  The first 2010 customer relationship consisted of five loans totaling approximately $9.0 million.  The loans were re-written into two notes using the “Policy Statement on Prudent Commercial Real Estate Loan Workouts” issued by the joint interagency regulators, including the Bank’s main regulator the FDIC, in October 2009.  The first note was equal to 80% of the updated appraised value for the property with a maturity date of five years.  The interest rate for the first note of 5.95% is considered a market interest rate by the Company.  The second note was for the remaining loan balance with a five year maturity and a below market interest rate of 4.0%.  At the time of the restructure, the second note was fully charged off which did not impact the allowance requirement as the Company had already factored the loss into the December 31, 2009 allowance for loan loss calculation.  The restructure was completed as it allowed the debt that is recorded on the books to be supported by an updated appraisal.  The first note has been classified as watch and is accruing interest based on payment history before and after the restructure.  There is no interest income recognized on the second note as it is fully charged off.  The customer has made monthly payments on all debt owed to the Bank in a timely manner before and after the restructure.  Based on this factor, the Bank does not consider there to be any impairment on the remaining debt.  The debt will be removed from the restructured classification when the entire debt is supported by an updated appraisal, the second note is returned to a market rate of interest or the loans have been paid off.  The Bank loaned an additional $100,000 to the borrower during 2010 after the completion of the restructuring of the loans.  The Bank has no commitment to lend additional funds to the customer.  Since the date of restructure, the Bank would have recorded $72,000 in interest income if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $59,500 of interest income and a loss of interest income of $12,500 due to the restructure of this customer relationship.  The second 2010 customer relationship consisted of ten loans totaling $358,000.  Since the date of restructure, the Bank would have recorded $5,400 in interest income if the loans had been current in accordance with their original terms.  Instead, the Bank recorded $2,800 of interest income and a loss of interest income of $2,600 due to the restructure of this customer relationship.  The Bank does not have any commitments to lend this customer additional funds.

23.
Please tell us and in future filings revise the section on non-performing loan information to disclose the total amount of nonperforming assets, including foreclosed assets, as of March 31, 2010 and the reasons for any significant losses on sales of other real estate owned as compared to prior years. Refer to the following disclosure:

▪	Note 4, "Fair Value Measurements" on page 14 shows the Company had nonrecurring foreclosed assets of $1.3 million as of March 31, 2010 and related losses of $144,000.
▪
The Consolidated Statement of Income on page 4 shows the Company recorded $141,000 and $464,000 of net loss on sale of other real estate owned and other repossessed assets during the first quarters of 2010 and 2009, respectively.

The Company responds as follows to Item 23:

The Company will include in future filings updated information concerning the total amount of non-performing assets, including foreclosed assets, and the reasons for any significant losses on sales of other real estate owned as compared to prior years.  Such information for the quarter ended March 31, 2010 is set forth below:

The total nonrecurring foreclosed assets of $1.3 million for the quarter ended March 31, 2010 consisted of four properties for which the Bank has written down the asset balance to the fair market value.  These properties were written down by a total of $144,000 after the properties were taken into other real estate owned.  It is the Company’s policy to reevaluate the foreclosed assets on a periodic basis.

The total net loss on sale of other real estate owned as of March 31, 2010 consisted of the $144,000 fair market value adjustment on the four properties within other real estate owned, a $11,000 gain on sale of four properties and a $8,000 loss on sale of two properties, for a net loss of $141,000.  As of March 31, 2009, the net loss on sale of other real estate owned consisted of an $11,000 gain on the sale of three properties and $475,000 loss on the sale of six properties.  The fluctuation between 2009 and 2010 was due to one large commercial property that was sold during the three months ended March 31, 2009 at a loss of $345,000.  Excluding this large loss, the net loss on the sale of other real estate owned was comparable during the three months ended March 31, 2010 and 2009.

Financial Statements

Note 4, Fair Value Measurements, page 11

24.
We refer to the table of "Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis" on page 14. Please reconcile the $5.88 million of loans measured at fair value using Level 2 inputs to non-performing loans totaling $84.67 million and nonaccrual loans totaling $7.05 million in the section on nonperforming loan information on page 21 of the "Financial Position" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company responds as follows to item 24:

As of March 31, 2010, the $5.9 million of loans recorded at fair value on a nonrecurring basis consisted of the following loan types:  $2.5 million of 1 – 4 family residential loans and $1.7 million of commercial and industrial loans.  The remaining $1.7 million was spread over the following categories of loans:  agricultural, real estate construction, mortgage – commercial, mortgage – farmland, mortgage – multi-family, and loans to individuals.  The total $5.9 million of loans represents the carrying value of loans partially charged off as it was determined the fair value of the loan collateral was less than the carrying value.  Of the total $5.9 million, $1.6 million was included in the nonaccrual loan total.  The remaining $4.3 million is accruing interest based on the fact loan payments have been made as contractually agreed.

Schedule 14A

Information Concerning Nominees for Election as Directors. page 2

25.	Please provide to us and undertake to include in your future filings, revision to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
▪
discuss "the specific experience, qualifications, attributes or skills" of each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401 (e)(1);

▪
provide information relating to the "level of his or her professional competence" including the size (in terms of employees and assets) of the respective operation supervised by each nominee as required by Item 401(e)(1);

▪	disclose any directorships held by each nominee as required by Item 401(e)(2); and
▪	identify the person or entity that recommended to the Board each nominee, as required by Item 407(c)(2)(vii).

The Company responds as follows to item 25:

The three nominees for re-election to the Board of Directors include the following individuals:
1.	Michael E. Hodge:
a.
Mr. Hodge has served as a Director of the Company and the Company’s wholly owned subsidiary Bank since 2000.  Mr. Hodge presently serves on the Loan Committee and the Compensation and Incentive Stock Committee of the Board of Directors.

b.
Mr. Hodge is a graduate of the University of Iowa College of Engineering with a BS in civil engineering.  He is the President and principal shareholder of Hodge Construction Company founded in Iowa City, Iowa in 1981.  Hodge Construction Company is a private company that is involved in real estate development and as a builder primarily in Iowa City, Coralville, North Liberty and the Cedar Rapids area.  The Bank has office locations in each of these communities.

c.
Mr. Hodge is active in several professional trade associations in the Iowa City area.  Mr. Hodge has significant experience in real estate development, including single family and multi-family and commercial projects and provides important insight to the Board of Directors for the Loan Committee.  In addition, Mr. Hodge is actively involved in leadership roles in several non-profit organizations in the Iowa City market.

2.	John W. Phelan:
a.
Mr. Phelan was elected to the Board of Directors in 2007.  Mr. Phelan at that time also became a member of the Board of Directors of the Company’s wholly owned subsidiary Bank.  The Board Committees which Mr. Phelan serves on are the Loan Committee, Trust Committee and the Compensation and Incentive Stock Committee.

b.
Mr. Phelan is the Vice President and General Manager of Cedar Rapids Television Company, d/b/a KCRG-TV.  The station is the Cedar Rapids, Iowa ABC affiliate.  Mr. Phelan has been with KCRG-TV since 1984.  Mr. Phelan is originally from Iowa City, Iowa and is currently an active member of the Cedar Rapids community.  Hills Bank currently has three Bank offices in Cedar Rapids and one in neighboring Marion, all of which have been established in the last ten years, so Mr. Phelan’s knowledge and contacts in this market has been invaluable in assisting with the expansion of this market.

c.
Mr. Phelan has a leadership role in the State of Iowa Broadcasters Association as a long-term Board member.  Mr. Phelan is active as a Board member in two non-profit organizations with connections with the University of Iowa in Iowa City, Iowa as well as involvement in non-profit organizations in Cedar Rapids, Iowa.

3.	Sheldon E. Yoder, D.V.M.:
a.
Mr. Yoder was first elected to serve as a Director in 1997 and has also served as a Director of the Company’s wholly owned subsidiary Bank since 1997.  Mr. Yoder presently serves on the Loan Committee, Trust Committee and the Compensation and Incentive Stock Committee of the Board of Directors.  Mr. Yoder also has served previously on the Audit Committee.

b.
Mr. Yoder is a graduate of Iowa State University College of Veterinary Medicine.  He is the President and the sole shareholder of Kalona Veterinary Clinic, P.C., which he founded in 1978 in Kalona, Iowa.  Mr. Yoder is a life-long resident of the Kalona area and as a community leader and business person, has considerable knowledge that continues to be especially favorable to the Bank’s Kalona and Wellman offices.  Mr. Yoder’s small business expertise and agriculture knowledge also continues to be a valuable contribution to the Board of Directors.

c.	Mr. Yoder is active professionally with the American Veterinary and Iowa Veterinary Associations. Mr. Yoder has demonstrated active involvement in the community’s non-profit organizations in Kalona.

These three nominees, Michael E. Hodge, John W. Phelan, and Sheldon E. Yoder, D.V.M., were standing for re-election to the Board of Directors so the Company was not required by Item 407(c)(2)(vii) to provide information regarding the person or entity that recommended such nominee.  In future filings, the Company will comply with this requirement for future new nominees (other than Directors standing for re-election) concerning disclosure of the person or entities that recommended the nominee and other applicable requirements of Items 401 and 407 of Regulation S-K.

None of the nominees currently serves, or has served in the past five years, as a director of another company whose securities are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or whose securities are subject to the requirements of Section 15(d) of the Exchange Act or a company registered under the Investment Company Act of 1940, as amended.  There are no family relationships among the Company’s Directors, nominees for Director and executive officers.

Corporate Governance and the Boards of Directors. page 5

26.
Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Item 407 of Regulation S-K including, but not limited to, the following:

▪
revise the first paragraph to comply with Item 407(c)(2) which requires that you provide information regarding the process by which you nominate persons to serve as director (taking note of Instruction to Item 407(c)(2));

▪	revise the fifth paragraph to comply with Item 407(d)(1) and Instruction 2 which requires disclosure regarding the availability of the charter for the Audit Committee; and
▪	provide the disclosure regarding leadership structure and risk oversight, as required by Item 407(h).

The Company responds as follows to item 26:

The Company will include in future filings updated information concerning the matters set forth below:

▪
In regards to the Company not having a formal Nominating Committee for the Board of Directors, the Company has established a process whereby all of the Directors are involved in the selection of nominees.  The process that the Company follows is described in detail on page 23 of the Proxy Statement on the section entitled “Board Nominating Process.”

▪	An addition has been made to the fifth paragraph following the indication that the Board of Directors has adopted a written charter for the Audit Committee. The additional disclosure is as follows:

A copy of the charter is available on the Company’s website at www.hillsbank.com under the heading of Hills Bancorporation.

▪	The third paragraph on page 5 on the Corporate Governance and the Board of Directors has been revised as follows:

The Board of Directors leadership structure has historically separated the function of the Chairman of the Board and the Principal Executive Officer.  This structure is expected to continue in the future with the Chairman of the Company’s Board of Directors being an independent director.  This structure promotes good corporate governance by providing a non-management leadership structure and such a leadership structure is encouraged by bank regulators.

During the fourth quarter of 2009, the Board of Directors was directly involved in a formal plan to address Enterprise Risk Management (ERM) within the Company and to focus on ERM by the addition at the end of 2009 of a Risk Management Officer.  This officer is reporting on a quarterly basis to the Board of Directors and the Audit Committee.  The area of focus is on risk in credit, market, liquidity, operational, legal and reputation for the Company.  The Board of Directors has been involved in several of these areas previously including the Audit Committee, Loan Committee and approval of the important Asset/Liability Management Policy, the Investment Policy and the Bank’s Loan Policy.    The Board of Directors takes an active role in providing risk oversight of the operations of the Company and the Bank.  The Company’s Board of Directors engages in various risk oversight activities which include coordination of the risk oversight activities engaged in by the Company’s Audit Committee and committees of the Bank’s Board of Directors.

Compensation Discussion and Analysis. page 10

27.
Please provide to us and undertake to include in your future filings, revision of the introduction to comply with the requirements of the last sentence of Instruction-4 to Item 402(b) regarding "internally-established goals" to which you refer in the third paragraph.

The Company responds as follows to item 27:

The Company will include in future filings updated information regarding internally-established goals.  Current information concerning internally-established goals is set forth below:

The internally established goals for purposes of the compensation discussion focus on the financial budget for the year under review compared to the actual results.  However, there are no predetermined increases or decreases in the compensation solely upon the financial results in terms of net income compared to the budget.  Any variance to the budget is analyzed fully with the Board of Directors to determine the reasons behind the variance and to determine if it is a management issue or driven by the outside environment in the financial area.  Compensation adjustments are not made based on any predetermined formulas of the financial performance goals established during the financial budget process.

Loans to and Certain Other Transactions with Executive Officers and Directors, page 19

28.
Please tell us whether the aggregate value of any transaction or series of transactions with any related person during the 2009 fiscal year exceeded $120,000 pursuant to Item 404(a) of Regulation S-K. Please provide to us and undertake to include in your future filings, the disclosure required by Item 404(b) regarding your policies and procedures for the review, approval and ratification of transactions with related persons.

The Company responds as follows to item 28:

The Company will include in future filings updated information regarding the disclosures required by Item 404(b) of Regulation S-K regarding current policies and procedures for the review, approval and ratification of transactions with related persons set forth below:

LOANS TO AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain of the officers and directors of the Company, their associates or members of their families, were customers of, and have had transactions with, the Bank from time to time in the ordinary course of business, and additional transactions may be expected to take place in the ordinary course of business in the future. All loans and commitments included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In the opinion of management of the Bank, such loan transactions do not involve more than the normal risk of collectability or present other unfavorable features.

During the past year, the Bank and the Company have maintained business relationships with certain companies partially owned or operated by members of the Board of Directors of the Company through the purchase of varying amounts of goods and services from such companies. Under the Compensation and Incentive Stock Committee Interlocks and Insider Participation section on page 9 of the Proxy Statement is information regarding business transactions with two Directors where the amounts involved exceeds $120,000.

The business relationships have been entered into in the ordinary course of business of the Bank and consider among other factors the prices charged for the goods and services by similar businesses in the area, the vendors’ quality and timely service history and the vendor’s banking relationships with the Bank. Management of the Company anticipates that the Bank and the Company will continue to maintain such business relationships on a similar basis to the extent that such goods and services are required by the Bank and the Company in the future.

It is the policy of the Board of Directors to review and approve any new transactions that would exceed the $120,000 disclosure requirement.  On a yearly basis, the Board of Directors reviews information on any existing and ongoing transactions with the Directors as disclosed on page 9.

Board Nominating Process, page 23

29.	Please provide to us and undertake to include in your future filings, revision of the including, but not limited to, the following:

▪
revise the third full paragraph on page 24 to describe the material elements of your policy regarding consideration of candidates recommended by security holders or a statement that you do not have a such a policy consistent with Item 407(c)(ii) and (iii);

▪
revise the first full paragraph on page 24 to replace your description that you ''utilize a variety of methods for identifying and evaluating candidates" to describe the process you utilize for identifying and evaluating nominees, as required by Item 407(c)(vi); and

▪	disclose whether and, if so, how the board considers diversity, as required by Item 407(c)(vi).

The Company responds as follows to item 29:

The Company will include in future filings updated information regarding the current Board Nominating Process set forth below:

BOARD NOMINATING PROCESS

The Company does not have a standing nominating committee of the Board of Directors or a committee performing similar functions. Historically, changes in the membership of the Company’s Board of Directors have been relatively infrequent.  In the view of the Board of Directors, the amount of nominating activity does not justify the establishment of such a committee.  The Board of Directors has directly performed, and expects that it will continue to be capable of directly performing, all nominating functions.  Therefore, the Board of Directors has concluded that such a committee is not needed.  In connection with its performance of such nominating functions, the Board of Directors does not have a charter.

All directors participate in the consideration of director nominees.  Each of the directors, with the exception of Mr. Seegmiller, is independent as defined under the rules of the NASDAQ Stock Market.  If one or more positions on the Board of Directors were to become vacant for any reason, the vacancy would be filled by the Board of Directors, and in such event all directors would participate in the selection of a person to fill each such vacancy.

The process by which the Board identifies and evaluates nominees for Director is described below.  The size of the Board is established by the Company’s Bylaws.  In the event an anticipated vacancy would reduce the number of Directors to less than eleven, the Board will consider various potential candidates for Director.  Candidates may come to the attention of the committee through current Board members, shareholders, or other persons.  Nominees recommended by shareholders will be evaluated in the same manner as other nominees.  The Board has never paid fees to any third party to identify, evaluate, or to assist in identifying or evaluating, potential nominees, and it does not anticipate that it will be necessary to do so in the future.

The Board is not obligated to nominate any candidate for election.  Candidates will be evaluated at meetings of the Board. In evaluating possible candidates for membership on the Board of Directors, the Board will seek to achieve a balance of knowledge, experience, and capability on the Board and will consider the qualifications of possible candidates based on the criteria described below.  Members of the Board should have the highest professional and personal ethics and values, excellent personal and professional reputations, and must satisfy all regulatory requirements to serve as directors. They should have broad experience at the policy-making level in business, government, education, technology, or public interest. They should be committed to furthering the long-term as well as short-term interest of the Company and its shareholders, and in doing so they should be willing to consider the effect of any action on the Company’s shareholders, employees, suppliers, creditors and customers, and on the communities in which the Company and its subsidiary operate.  They should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all directors’ duties.  It is a requirement that members of the Board reside within the trade area of the Bank and the Company.  The Board of Directors reserves the right to modify these qualifications from time to time.  The Board nominating process has no formal diversity policy.  However, the Board of Directors is committed to considering diversity including experience, gender and ethnicity in the nomination process.

In general, advance notice of the shareholder’s intention to nominate a candidate for election to the Board must be given to the Company’s Treasurer.  In order to be considered for nomination by the Board of Directors in connection with the Annual Meeting of Shareholders to be held in 2011, such advance notice of nominations must be received by the Company no later than November 15, 2010.  A shareholder’s advance notice of nomination should set forth: (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected); and (ii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner, (B) the number of shares of Common Stock that are owned (beneficially or of record) by such shareholder and such beneficial owner, (C) a description of all arrangements or understandings between such shareholder and such beneficial owner and any other person or persons (including their names) in connection with the nomination, and (D) a representation that such shareholder or its agent or designee intends to appear in person or by proxy at the annual meeting to place such candidate in nomination for election as a director.  All candidates that meet the criteria to be considered for nomination will be evaluated by the Board of Directors as indicated in the previous paragraph.

The Board of Directors held one meeting to nominate the three candidates to be presented to the shareholders as reflected in Proposal #1 in this Proxy Statement.

In connection with this response, the Company further acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to contact Jim Pratt at (800) 445-4566 if you have any questions regarding this response.

Sincerely,

/s/ Dwight O. Seegmiller	/s/ James G. Pratt
Dwight O. Seegmiller	James G. Pratt
President and Chief Executive Officer	Secretary, Treasurer and Chief Accounting Officer

Cc:	William S. Long, KPMG LLP
Arthur F. Owens, Dickinson, Mackaman, Tyler & Hagen, P.C.

ENCLOSURES

Attachment A

The Company provides below a revised version of the material contained in the third, fourth and fifth paragraphs of the business section to disclose the information requested.  The Company undertakes to include such information in updated form in its future filings.

Item 1.   Business

GENERAL

The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers.  The Bank is actively engaged in all areas of commercial banking, including acceptance of demand, savings and time deposits; making commercial, real estate, agricultural and consumer loans; maintaining night and safe deposit facilities; and performing collection, exchange and other banking services tailored for individual customers.  The Bank administers estates, personal trusts, and pension plans and provides farm management and investment advisory and custodial services for individuals, corporations and nonprofit organizations.  The Bank makes commercial and agricultural loans, real estate loans, automobile, installment and other consumer loans.  In addition, the Bank earns substantial fees from originating mortgages that are sold in the secondary residential real estate market without mortgage servicing rights being retained.

Real Estate Loans

Real estate loans totaled $1.279 billion and comprised 83.45% of the Bank’s loan portfolio as of December 31, 2009.  The Bank’s real estate loans include construction loans and mortgage loans.

Construction Loans.  The Bank offers loans both to individuals that are constructing personal residences and to real estate developers and to building contractors for the acquisition of land for development and the construction of homes and commercial properties.  The Bank makes these loans to established borrowers in the Bank’s trade area.  Construction loans generally have a term of one year or less, with interest payable at maturity.  Interest rate arrangements are variable for construction projects.  Generally, collateral for construction loans is the underlying construction project.

As of December 31, 2009, construction loans for personal residences totaled $25.8 million and were 1.68% of the Bank’s loan portfolio.  Construction loans for land development and commercial projects totaled $96.0 million and were 6.26% of the Bank’s loan portfolio.  In total, construction loans totaled $121.8 million and were 7.94% of the Bank’s loan portfolio as of December 31, 2009.

Mortgage Loans.  The Bank offers residential, commercial and agricultural real estate loans.  As of December 31, 2009, mortgage loans totaled $1.158 billion and comprised 75.51% of the Bank’s loan portfolio.

Residential real estate loans totaled $585.1 million and were 38.17% of the Bank’s loan portfolio as of December 31, 2009.  These loans include first and junior liens on 1-to-4 family residences.  The Bank originates 1-to-4 family mortgage loans to individuals and businesses within its trade area.  The Bank retains a portion of its residential mortgages it originates, and sells the remainder of the loans to third parties.  Interest rates for residential real estate mortgages are determined by competitive pricing factors on the secondary market and within the Bank’s trade area.  Collateral for residential real estate mortgages is generally the underlying property.  Generally, repayment of these loans is from monthly principal and interest payments from the borrower’s personal cash flows and liquidity, and collateral values are a function of residential real estate values in the markets that the Bank serves.

Commercial real estate loans totaled $295.1 million and were 19.25% of the Bank’s loan portfolio at December 31, 2009.  The Bank originates loans for commercial properties to individuals and businesses within its trade area.  The primary source of repayment is the cash flow generated by the collateral underlying the loan.  The secondary repayment source would be the liquidation of the collateral.  Terms for commercial real estate loans range from one to five years with an amortization period of less than 25 years.  The Bank offers both fixed and variable rate loans for commercial real estate.

Multi-family real estate loans totaled $190.2 million and were 12.40% of the Bank’s loan portfolio at December 31, 2009.  Multi-family real estate loans are made to individuals and businesses in the Bank’s trade area.  These loans are primarily secured by properties such as apartment complexes.  The primary source of repayment is the cash flow generated by the collateral underlying the loan.  The secondary repayment source would be the liquidation of the collateral.  Terms for commercial real estate loans range from one to five years with an amortization period of less than 25 years.  Generally, interest rates for multi-family loans are fixed.

Mortgage loans secured by farmland totaled $87.3 million and were 5.69% of the Bank’s loan portfolio at December 31, 2009.  Loans for farmland are made to individuals and businesses within the Bank’s trade area.  The primary source of repayment is the cash flow generated by the collateral underlying the loan.  The secondary repayment source would be the liquidation of the collateral.  Terms for commercial real estate loans range from one to five years with an amortization period of less than 25 years.  Generally, interest rates are fixed for mortgage loans secured by farmland.

Commercial and Financial Loans

The Bank’s commercial and financial loan portfolio totaled $154.0 million and comprised 10.04% of the total loan portfolio at December 31, 2009.  The Bank’s commercial and financial loans include loans to contractors, retailers and other businesses.  The Bank provides a wide range of business loans, including lines of credit for working capital and operational purposes and term loans for the acquisition of equipment.  Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower.  Terms of commercial and financial loans generally range from one to five years.  Interest rates for commercial loans can be fixed or variable.

The Bank’s commercial and financial loans are primarily made based on the reported cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  The collateral support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of personal guarantees, if applicable.  The primary repayment risks of commercial loans are that the cash flows of the borrower may be unpredictable, and the collateral securing these loans may fluctuate in value.

Agricultural Loans

Agricultural loans include loans made to finance agricultural production and other loans to farmers and farming operations.  These loans totaled $64.6 million and constituted 4.21% of the total loan portfolio at December 31, 2009.  Agricultural loans, most of which are secured by crops and machinery, are provided to finance capital improvement and farm operations as well as acquisitions of livestock and machinery.  The ability of the borrower to repay may be affected by many factors outside of the borrower’s control including adverse weather conditions, loss of livestock due to disease or other factors, declines in market prices for agricultural products and the impact of government regulations.  The ultimate repayment of agricultural loans is dependent upon the profitable operation or management of the agricultural entity.  Agricultural loans generally have a term of one year and may have a fixed or variable rate.

Consumer Lending

The Bank offers consumer loans including personal loans and automobile loans.  These consumer loans typically have shorter terms and lower balances.  At December 31, 2009, consumer loans totaled $25.4 million and were 1.66% of the Bank’s total loan portfolio.

Loans to State and Political Subdivisions

Loans to State and Political Subdivisions include all tax-exempt loans.  These loans totaled $9.7 million and comprised 0.64% of the Bank’s total loan portfolio at December 31, 2009.

The Bank has an established formal loan origination policy.  In general, the loan origination policy attempts to reduce the risk of credit loss to the Bank by requiring, among other things, maintenance of minimum loan to value ratios, evidence of appropriate levels of insurance carried by borrowers and documentation of appropriate types and amounts of collateral and sources of expected payment.  The collateral relied upon in the loan origination policy is generally the property being financed by the Bank.  The source of expected payment is generally the income produced from the property being financed.  Personal guarantees are required of individuals owing or controlling at least 20% of the stock of an entity.  Limited or proportional guarantees may be accepted in circumstances if approved by the Company’s Board of Directors.  Financial information provided by the borrower is verified as considered necessary by reference to tax returns, or audited, reviewed or compiled financial statements.  The Bank does not originate subprime or alt A loans.  In order to modify, restructure or otherwise change the terms of a loan, the Bank’s policy is to evaluate each borrower situation individually.  Modifications, restructures, extensions and other changes are done to improve the Bank’s position and to protect the Bank’s capital.  If a borrower is not current with its payments, any additional loans to such borrowers are evaluated on an individual borrower basis.

The Bank’s business is not seasonal, except that loan origination fees are driven by interest rate movements and are higher in a low rate environment due to customer demand.  As of December 31, 2009, the Company had no employees and the Bank had 345 full-time and 90 part-time employees.

The Company’s results for the year ended December 31, 2009 were affected by the national economic recession and local economic conditions.  Net loan growth was $33.6 million during 2009 resulting in increased net interest income.  However, this increase in net interest income was offset by the provision for loan losses of $11.9 million for the year ended December 31, 2009 as compared to $11.5 million for the year ended December 31, 2008.  The provision for loan losses was $7.1 million excluding the flood-related provision of $4.4 million for the year ended December 31, 2008.  The increase in the provision expense reflected an increase in loans charged off in 2009, and management’s evaluation of the Company’s loan portfolio and economic conditions in the Company’s trade area.  The current trend remains for continued high levels of loan loss reserves, primarily as a result of the current economic conditions in the Company’s trade area.  See further discussion of the current economic conditions under Item 1, Economic Conditions, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

For the year ended December 31, 2009, net charge offs were $10.4 million or 0.71% of average loans outstanding.  The Company did experience in 2009 an increase in defaults and foreclosures in 2009 resulting from an increased number of 1-to-4 family residential loans with delinquent payments (as reflected in loans > 90 past due).  Although the Company experienced an increase in defaults and foreclosures during 2009, the Company believes such increase has been less than the level of increase experienced in other regions of the United States.  This is due, in part, to the fact that the Company’s trade area did not experience the dramatic rise and subsequent decline in real estate values over the last several years.

Restructured loans totaled $15.1 million as of December 31, 2009.  The Company restructured loans for six of its borrowers during 2009, for a total of $11.5 million.  Total restructured debt is less than 1% of the Company’s total loan portfolio as of December 31, 2009.  The increase in restructured loans is reflective of the general economic conditions in the Company’s trade area.  Although the number and amount of restructured loans are not material to the Company’s total loan portfolio, each borrower is evaluated individually in order to provide the greatest likelihood of collection of the borrower’s debts to the Company.

For additional discussion of the impact of the current economic recession on the financial condition and results of operations of the Company, see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Attachment B

Item 1A.  Risk Factors

The performance of our Company is subject to various risks.  We consider the risks described below to be the most significant risks we face, but such risks are not the only risk factors that could affect us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition or results of operations.  For a discussion of the impact of risks on our financial condition and results of operations in recent years and on forward looking statements contained in this report, reference is made to Item 7 below.

We may be adversely affected by economic conditions in the local economies in which we conduct our operations, and in the United States in general.

Unfavorable or uncertain economic and market conditions may adversely affect our business and profitability.  Our business faces various material risks, including credit risk and the risk that the demand for our products and services will decrease.  Decreases in consumer confidence, real estate values, interest rates and investment returns, usually associated with a downturn, could make the types of loans we originate less profitable and could increase our credit risk and litigation expense.

Recent adverse changes in the U.S. economy have led to an increased level of commercial and consumer delinquencies, reduced consumer confidence, decreased market valuations and liquidity, increased market volatility and a widespread reduction of business activity generally.  Unemployment has increased significantly.  The ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. The resulting economic pressure and lack of confidence in the financial markets may adversely affect our business, our financial condition and our results of operations, as well as the business of our customers.  Foreign or domestic terrorism or geopolitical events could shock commodity and financial markets and prolong or worsen the current recession.  A worsening of economic conditions would likely exacerbate the adverse effects of these difficult conditions.

As a result of these conditions, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies have been and are expected to continue to be very aggressive in responding to concerns and trends identified in examinations, including the issuance of formal or informal enforcement actions or orders.  The impact of new legislation in response to these developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

Our profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money or other assets.

We are exposed to the risk that third parties that owe us money or other assets will not perform their obligations.  These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.  Our rights against third parties may not be enforceable in all circumstances.  In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to use those securities or obligations for liquidity purposes.  We rely on representations of potential borrowers and/or guarantors as to the accuracy and completeness of certain financial information.  Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that is materially misleading.

Our financial condition has not been materially impacted by the deterioration in the credit quality of third parties except as related to borrower credit quality.  As of December 31, 2009, the Company held one investment security considered to be less than investment grade.   This security had an amortized cost of $193,000 with an unrealized loss of $2,000.  Management believes that the allowance for loan losses is adequate to absorb probable losses on any existing loans that may become uncollectible but cannot predict loan losses with certainty and cannot assure that the our allowance for loan losses will prove sufficient to cover actual losses in the future.

Flooding or some other natural disaster and the continuing adverse effects of 2008 flooding could harm the Company’s business.

The severe flooding that occurred in 2008 affected our loan portfolio by damaging properties pledged as collateral and by impairing certain borrowers’ abilities to repay their loans.  As a result of the floods, we made a significant provision for loan losses in 2008.  The after effects of the floods may continue to affect our loan quality into the future.  The severity and duration of the effects of the flooding will depend on a variety of factors that are beyond our control, including the amount and timing of government investment in the area, the pace of rebuilding and economic recovery in Johnson and Linn Counties and the extent to which any property damage is covered by insurance.  The effects described above are difficult to accurately predict or quantify at this time.  As a result, uncertainties remain regarding the impact the flooding will have on the financial results of the Company.  Further, the area in which the Company operates may experience flooding and other natural disasters in the future, and some of those events may have effects similar to those caused by the 2008 flooding.

Changing interest rates may adversely affect our profits.

Our income and cash flows depend to a great extent on the difference between the interest rates earned by us on interest-earning assets such as loans and investment securities and the interest rates paid by us on interest-bearing liabilities such as deposits and borrowings.  If interest rates decrease, our net interest income could be negatively affected if interest earned on interest-earning assets, such as loans, mortgage-related securities, and other investment securities, decreases more quickly than interest paid on interest-bearing liabilities, such as deposits and borrowings.  This would cause our net income to go down.  In addition, if interest rates decline, our loans and investments may be prepaid earlier than expected, which may also lower our income.  Rising interest rates may hurt our income because they may reduce the demand for loans and the value of our investment securities.  Higher interest rates could adversely affect housing and other sectors of the economy that are interest-rate sensitive.  Higher interest rates could cause deterioration in the quality of our loan portfolio.  Interest rates are highly sensitive to many factors that are beyond our control, including general economics conditions and monetary policies established by the Federal Reserve Board. Interest rates do and will continue to fluctuate, and we cannot predict future Federal Reserve Board actions or other factors that will cause rates to change.

We experience intense competition for loans and deposits.

Competition among financial institutions in attracting and retaining deposits and making loans is intense.  Traditionally, our most direct competition for deposits has come from commercial banks, savings institutions and credit unions doing business in our areas of operation.  Increasingly, we have experienced additional competition for deposits from nonbanking sources, such as securities firms, insurance companies, money market mutual funds and corporate and financial services subsidiaries of commercial and manufacturing companies.  Competition for loans comes primarily from other commercial banks, savings institutions, consumer finance companies, credit unions, mortgage banking companies, insurance companies and other institutional lenders.  We compete primarily on the basis of products offered, customer service and price.  A number of institutions with which we compete enjoy the benefits of fewer regulatory constraints and lower cost structures.  Some have greater assets and capital than we do and, thus, are better able to compete on the basis of price than we are.  The increasingly competitive environment is primarily a result of changes in regulation and changes in technology and product delivery systems.  These competitive trends are likely to continue.

If we do not continue to meet or exceed regulatory capital requirements and maintain our “well-capitalized” status, there could be an adverse effect on the manner in which we do business and on the confidence of our customers in us.

Under regulatory capital adequacy guidelines, we must meet guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.  Failure to meet minimum capital requirements could have a material effect on our financial condition and could subject us to a variety of enforcement actions, as well as certain restrictions on our business.  Failure to maintain the status of “well capitalized” under the regulatory framework could adversely affect the confidence that our customers have in us, which can lead to a decline in the demand for or a reduction in the prices that we are able to charge for our products and services.  We may at some point need to raise additional capital to maintain our “well capitalized” status.  Any capital we obtain may result in the dilution of the interests of existing holders of our common stock.  Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance.  Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance.  Our allowance for loan losses is based on our historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and concentrations within the portfolio.  The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes.  Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.  In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management.  In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses.  Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material negative effect on our financial condition and results of operations.

Commercial loans make up a significant portion of our loan portfolio.

Our commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  Repayment of our commercial loans is often dependent on the cash flows of the borrower, which may be unpredictable.  Most often, this collateral is accounts receivable, inventory, machinery or real estate.  In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.  The other types of collateral securing these loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value.

Real estate lending is a large portion of our loan portfolio and includes home equity, commercial, construction and residential loans and are concentrated in the Bank’s trade area, a small geographic area in Southeast Iowa.  As of December 31, 2009, approximately 83% of our loans had real estate as a primary or secondary component of collateral.  The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located.  Adverse developments affecting real estate values in our market could increase the credit risk associated with our loan portfolio.  Also, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service.  Economic events or governmental regulations outside of the control of the borrower could negatively impact the future cash flow and market values of the affected properties.

If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Our real estate loans also include construction loans, including land acquisition and development.  Construction, land acquisition and development lending involve additional risks because funds are advanced based upon estimates of costs and the estimated value of the completed project.  Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio.  As a result, commercial construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest.  If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project.

Our agricultural loans may involve a greater degree of risk than other loans, and the ability of the borrower to repay may be affected by many factors outside of the borrower’s control.

Payments on agricultural real estate loans are dependent on the profitable operation or management of the farm property securing the loan.  The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields (such as hail, drought and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm.  If the cash flow from a farming operation is diminished, the borrower’s ability to repay the loan may be impaired. The primary crops in our market areas are corn and soybeans.  Accordingly, adverse circumstances affecting these crops could have an adverse effect on our agricultural real estate loan portfolio.

We also originate agricultural operating loans.  As with agricultural real estate loans, the repayment of operating loans is dependent on the successful operation or management of the farm property.  Likewise, agricultural operating loans involve a greater degree of risk than lending on residential properties, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment or assets such as livestock or crops.  The primary livestock in our market areas is hogs.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.

A decline in local and national real estate markets may impact our operations and/or financial condition.

There has been a slowdown in the national housing market as evidenced by reports of reduced levels of new and existing home sales, increasing inventories of houses on the market, stagnant to declining property values, a decline in building permits, and an increase in the time houses remain on the market.  In recent years, some lenders made many adjustable-rate mortgage loans, lowered their credit standards with respect to mortgage loans and home equity loans, and created collateralized debt obligations which included such mortgage loans.  The slowdown in the national housing market created uncertainty and liquidity issues relating to the value of such mortgage loans, which causes disruption in credit markets.  The extent to which local real estate mortgage loans have been adversely affected has varied.  Although management believes that the Bank has maintained appropriate lending standards and that these trends have yet to materially affect our local economy or our business and profitability, no assurance can be given that these conditions will not directly or indirectly affect our operations.  If these conditions continue or worsen, they may result in a decrease in interest income or an adverse impact on our loan losses.

If we are unable to continuously attract deposits and other short-term funding, our financial condition, including our capital ratios, our results of operations and our business prospects could be harmed.

In managing our liquidity, our primary source of short-term funding is customer deposits.  Our ability to continue to attract these deposits, and other short-term funding sources, is subject to variability based upon a number of factors, including the relative interest rates we are prepared to pay for these liabilities and the perception of safety of those deposits or short-term obligations relative to alternative short-term investments.  The availability and cost of credit in short-term markets depends upon market perceptions of our liquidity and creditworthiness.  Our efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated changes in event-driven reductions in liquidity.  In such events, our cost of funds may increase, thereby reducing our net interest revenue, or we may need to dispose of a portion of our investment portfolio, which, depending on market conditions, could result in our realizing a loss or experiencing other adverse consequences.

We are subject to risks arising from increases in FDIC insurance premiums and the scheduled expiration of the FDIC’s Transaction Account Guarantee Program.

The FDIC has adopted a restoration plan under which it has seven years to restore the reserve ratio of the Deposit Insurance Fund to 1.15% of insured deposits.  Under this plan, the FDIC made adjustments to its risk-based assessment system, which became effective on April 1, 2009, to its assessment rates, and established a special assessment of five basis points on assets minus Tier 1 capital as of June 30, 2009 and collected on September 30, 2009.  In addition, the FDIC imposed a prepayment of three years of insurance premiums which was paid by the Bank on December 30, 2009.  The Bank’s prepaid FDIC insurance was $6.9 million at December 31, 2009.  The prepayment was intended to cover the Bank’s premiums for 2010, 2011 and 2012.  The FDIC has not ruled out additional special assessments in future years.

On October 14, 2008, the FDIC announced its temporary Transaction Account Guarantee Program (“TAGP”), which provides full coverage for noninterest-bearing transaction deposit accounts at FDIC-insured institutions that agree to participate in the TAGP.  A 10-basis point surcharge is added to a participating institution’s current insurance assessment in order to fully cover all transaction accounts.  The Bank elected to participate in the TAGP.  This unlimited insurance coverage is temporary and was originally scheduled to expire on December 31, 2009.  On August 26, 2009, the FDIC extended the TAGP through June 30, 2010.  The deposit insurance surcharge was increased from 10 to 25 basis points for institutions electing to continue participation in the TAGP.  The Bank elected to continue to participate in the TAGP through June 30, 2010.  The expiration of the TAGP on June 30, 2010 could have an adverse impact on the levels of customer deposits that are sensitive to full FDIC insurance coverage.

Conditions in the financial markets may limit our access to funding to meet our liquidity needs.

Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers.  An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity.  Our access to funding sources in the amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general.  Factors that could negatively affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or negative regulatory action against us.  Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole, as evidenced by recent turmoil in the domestic and worldwide credit markets.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments.  These sources include brokered certificates of deposit, repurchase agreements, federal funds purchased, lines of credit and Federal Home Loan Bank advances.  Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity.  Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates.  Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs.  In this case, our results of operations and financial condition would be negatively affected.

Attachment C

Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Total assets at December 31, 2009 increased $49.8 million, or 2.8%, from the prior year-end.  Asset growth from 2007 to 2008 was $119.7 million and represented a 7.21% increase.  The largest growth in assets occurred in Net Loans, which increased $33.6 million and $118.9 million for the years ended December 31, 2009 and 2008, respectively.  Net Loans at the end of 2009 include loans held for sale to the secondary market of $8.0 million compared to $8.5 million at the end of 2008.  Loans held for investment represent the largest component of the Bank’s earning assets.  Loans held for investment were $1,533,141,000, $1,497,500,000 and $1,372,309,000 at December 31, 2009, 2008 and 2007, respectively.  The Company’s net income for 2009 was $15,985,000 compared to $14,140,000 in 2008 and $16,143,000 in 2007.  Net income for 2009 increased by $1,845,000 from 2008, or 13.05%, while net income for 2008 decreased $2,003,000, or $12.41%, from 2007.  A significant factor in the decrease in 2008 income was the 2008 floods which caused net income to decrease by $3,223,000.  Without the effects of the impact of the 2008 floods, management estimated that net income would have increased $1,220,000 from 2007 to $17,363,000.

The Bank’s net interest income is the largest component of the Bank’s revenue, and it is a function of the average earning assets and the net interest margin percentage.  For the year ended December 31, 2009, net interest income increased by $5,122,000 compared to 2008.  In 2009, the Bank achieved a net interest margin of 3.55% compared to 3.47% in 2008, which resulted in $2.1 million of the increase in net interest income.  The remaining $3.0 million of the increase in net interest income was attributable to growth of $105.7 million in the Bank’s average earning assets.  Net interest income increased $6,956,000 for the year ended December 31, 2008 compared to 2007.  This increase in net interest income was due to an increase in average earning assets of $103.8 million in 2008 and an increase of 23 basis points in net interest margin.  The net interest spread increased 17 basis points in 2009 and increased 32 basis points in 2008.  The increase in the net interest margin and net interest spread in 2009 are the result of continued low interest rates.  The Company was able to reprice some liabilities more quickly than some assets (particularly loans) reprice resulting in increased net interest margin and spread.  The rate paid on average interest-bearing liabilities decreased 63 basis points in 2009 after decreasing 70 basis points in 2008.  In comparison, the rate provided by average earning assets decreased 46 basis points in 2009 after decreasing 37 basis points in 2008.

Interest rates are also discussed in the net income overview that follows this financial position review.  During 2009, the Federal Open Market Committee maintained the target rate at 0.25%.  Interest rates on loans are generally affected by the target rate since interest rates for the U.S. Treasury market normally correlate to the Federal Reserve Board federal funds rate.  In pricing of loans and deposits, the Bank considers the U.S. Treasury indexes as benchmarks in determining interest rates.  As of December 31, 2009, the average rate indexes for the one, three and five year indexes were 0.41%, 1.49% and 2.50%, respectively.  The one year index increased 2.5% from December 31, 2008, the three year index increased 33.04% and the five year index increased 66.67%.  During 2009 and 2008, the average federal funds rate remained the same at 0.25%.  In the Company’s trade area, demand for loans remains adequate although there are signs of diminished activity related to national and state economic conditions.  A strong local economy that generated increased demand for loans was a significant factor in the trend of increasing net loans in each of the last five years.  The global recession may weaken the local economy resulting in fewer creditworthy borrowers and less robust loan demand.  Therefore, the trend of increasing net loans may not be indicative of future performance.

Loans secured by real estate represent the largest increase in loan growth.  These loans increased $43.3 million in 2009 and increased $92.1 million in 2008.  Loans secured by real estate include loans for one-to-four family residential properties, multi-family properties, agricultural real estate and commercial real estate.

On a net basis, the Company originated $51,771,000, $129,869,000 and $78,030,000 in loans to customers for the years ended December 31, 2009, 2008 and 2007, respectively.  Net loan originations decreased 60.14% in 2009 after increasing 66.43% in 2008.  The decrease in loan originations in 2009 is reflective of the overall economic conditions in the Company’s trade area.  The Company does not engage in significant participation activity.  It is the Company’s policy to purchase or sell participations related to existing customers or to participate in community development activity.  The Company does not purchase participations from outside its established trade area.  The Company had participations purchased of $4,062,000, $4,174,000 and $7,231,000 as of December 31, 2009, 2008 and 2007, respectively.  The participations purchased were less than one percent of loans held for investment for each of the three years.

The Company did not experience a material change in the composition of its loans held for investment in 2009 or 2008.  Residential real estate loans, including first and junior liens, were $585,000,000, $561,000,000 and $538,781,000 as of December 31, 2009, 2008 and 2007, respectively.  The dollar total of residential real estate loans increased 4.19% in 2009 and 4.23% in 2008.  Residential real estate loans were 38.17% of the loan portfolio at December 31, 2009, 37.50% at December 31, 2008 and 39.26% at December 31, 2007.  Commercial real estate loans totaled $295,070,000 at December 31, 2009, a 9.22% increase over the December 31, 2008 total of $270,158,000.  Commercial real estate loans increased 9.04% in 2008.  Commercial real estate loans totaled $247,749,000 at December 31, 2007.  Commercial real estate loans represented 19.25%, 18.04% and 18.05% of the Company’s loan portfolio as of December 31, 2009, 2008 and 2007, respectively.  The Company monitors its commercial real estate level so that it does not have a concentration of 300% of its capital.

In the Company’s trade area, the number of commercial real estate building permits remained relatively stable with 60 permits issued in Johnson County, Iowa in 2009, 64 in 2008 and 68 in 2007.  The total dollar value of the building projects decreased significantly during this time period.  The value of commercial building permits in Johnson County, Iowa decreased 56% in 2009 to approximately $6.1 million.  The 2009 building permit level represents a decrease of 75% from 2007.  The number of building permits decreased approximately 25% in Linn County, Iowa, or $19.5 million, in 2008.  While there has been weakness in the national commercial real estate markets, the Company has not experienced the high level of stress or deterioration in its commercial real estate portfolio that has occurred in some other markets.  Based on information available from the National Association of Realtors, commercial construction has declined approximately 12% in Iowa while sales prices have declined 8% and sales volume has declined 7% in 2009.

The following tables present residential real estate trends in the United States, Midwest, Iowa and the two largest counties in the Company’s trade area.

1-to-4 Family Residential Real Estate Sales Statistics

	2009	2008	2007

United States
- Number of Sales	5,156,000	4,913,000	5,652,000
- Average Sales Price	$216,900	$242,700	$266,000

Midwest
- Number of Sales	1,163,000	1,129,000	1,327,000
- Average Sales Price	$171,100	$183,400	$200,500

Iowa
- Number of Sales	58,000	55,700	70,000
- Average Sales Price	$140,899	$144,113	$146,075

Johnson County, Iowa
- Number of Sales	2,386	1,821	2,082
- Average Sales Price	$183,691	$196,769	$196,007

Linn County, Iowa
- Number of Sales	3,981	4,153	4,461
- Average Sales Price	$150,564	$152,688	$157,177

1-to-4 Family Residential Real Estate Building Permits
($ values in Thousands)

	2009	2008	2007

United States
- Number of Permits	461,838	609,959	1,039,451
- Total Value of Permits	$84,461,301	$114,211,061	$189,559,587

Midwest
- Number of Permits	79,338	100,750	165,823
- Total Value of Permits	$14,250,061	$18,619,731	$30,318,566

Iowa
- Number of Permits	6,180	6,678	9,292
- Total Value of Permits	$1,057,795	$1,141,335	$1,575,713

Johnson County, Iowa
- Number of Permits	608	609	631
- Total Value of Permits	$119,518	$113,775	$129,168

Linn County, Iowa
- Number of Permits	743	760	836
- Total Value of Permits	$88,106	$92,783	$108,741

Multi-Family Residential Real Estate Building Permits
($ values in Thousands)

	2009	2008	2007

United States
- Number of Permits	121,125	295,400	358,964
- Total Value of Permits	$10,948,997	$27,402,396	$35,676,964

Midwest
- Number of Permits	21,006	36,982	45,912
- Total Value of Permits	$1,668,544	$3,154,486	$3,790,319

Iowa
- Number of Permits	1,549	1,734	1,909
- Total Value of Permits	$140,449	$177,302	$170,623

Johnson County, Iowa
- Number of Permits	7	12	7
- Total Value of Permits	$7,789	$17,970	$17,078

Linn County, Iowa
- Number of Permits	22	4	14
- Total Value of Permits	$18,693	$1,915	$7,498

The sales and building permit trends in the Company’s trade area have followed similar patterns as national, regional and state trends.  Decreases in housing prices have been less severe in the Company’s trade area as average sales prices have decreased less than national averages.  In addition, average sales prices have been affected by flood-related sales (especially in Linn County, Iowa) and several flood-related housing programs in both Linn and Johnson County.  The decreased level of building permits is reflective of the overall activity in the Company’s trade area.

The overall economy in the Company’s trade area, Johnson, Linn and Washington Counties, remains in stable condition with levels of unemployment that remain below national and state levels.  The following table shows unemployment and median income information as of December 31, 2009, 2008 and 2007:

	Unemployment Rate %			Median Income
	2009	2008	2007	2009	2008	2007
United States	10.0%	7.2%	5.0%	(1)	52,029	50,740
State of Iowa	6.6%	4.6%	4.0%	50,616	49,007	47,324
Johnson County	4.4%	3.3%	2.8%	52,289	54,871	51,587
Linn County	6.4%	4.5%	4.0%	61,218	55,173	53,076
Washington County	5.6%	4.6%	3.9%	48,758	50,130	50,265

(1) information not available at of the date of this report.

It is uncertain how the overall national economic downturn will impact the Company’s trade area.  There could be continued downward pressure on the Iowa economy and the unemployment rates could rise in 2010.  Competition for quality loans and deposits will continue to be a challenge.  In Johnson and Linn Counties, new banks and credit unions have been opened in the last few years.  Between 2006 and 2009, nine new banking locations were added in Johnson County, eleven in Linn County and two in Washington County.  The 22 new locations include an office of one of the state’s largest credit unions.  The increased competition for both loans and deposits could result in a lower interest rate margin that could result in lower net interest income if the volume of loans and deposits does not increase to offset any such reduction in the interest margin.

Total deposits increased by $109.5 million in 2009 of which $3.0 million represented brokered deposits.  Total deposits were $1.347 billion as of December 31, 2009, $1.238 billion as of December 31, 2008 and $1.144 billion as of December 31, 2007.  While deposit balances increased both of the past two years, the Company has been able to reprice interest-bearing liabilities in the continued low interest rate environment.  The decreased cost of the interest-bearing liabilities is reflected in the decrease in interest expense.  Total interest expense was $37.1 million in 2009, $43.5 million in 2008 and $50.0 million in 2007.  The Company had $13.0 million of brokered deposits as of December 31, 2009 and $10.0 million as of December 31, 2008.  The Company did not have any brokered deposits as of December 31, 2007.  Brokered deposits were 0.96% of total deposits as of December 31, 2009 and 0.84% of total deposits as of December 31, 2008.   Short-term borrowings, which include federal funds purchased and securities sold under agreements to repurchase, decreased from $99.9 million to $68.5 million.  Federal funds purchased decreased by $20.3 million and repurchase agreements decreased $11.1 million.  FHLB borrowings decreased from $265.0 million to $225.0 million.  Deposits increased by $94.0 million in 2008.  As of June 30, 2009 (latest data available), Johnson County total deposits were $2.9 billion and the Company’s deposits were $997 million, which represent a 34.0% market share.  The Company had 6 office locations in Johnson County as of June 30, 2009.  The total banking locations in Johnson County was 57 as of June 30, 2009.  At June 30, 2008, deposits were $854 million or a 33.0% market share.  At $4.5 billion as of June 30, 2009, the Linn County deposit market is significantly larger than the Johnson County deposit market of $2.9 billion.  As of June 30 2009, Linn County had 111 total banking locations.  The six Linn County offices of the Company had deposits of $272 million or a 6.05% share of the market.  The Company’s Linn County deposits at June 30, 2008 were $239 million and represented a 5.5% market share.  In Washington County, the Company’s two offices had deposits of $88 million which was 18.3% of the County’s total deposits of $482 million.  Washington County had a total of 13 banking locations as of June 30, 2009.  In 2008, the Company’s Washington County deposits were $75 million or a 16.1% market share.

Provision for Loan Losses

The provision for loan losses totaled $11,947,000, $11,507,000 and $3,529,000 for 2009, 2008 and 2007, respectively.  Loan charge-offs net of recoveries were $10,447,000 in 2009 and $3,557,000 in 2008 and $1,669,000 in 2007.  The loan loss provision is the amount necessary to adjust the allowance to the level considered appropriate by management.  The provision is computed on a quarterly basis and is a result of management’s determination of the quality of the loan portfolio.  The provision reflects a number of factors, including the size of the loan portfolio, the overall composition of the loan portfolio and loan concentrations, the impact on the borrowers’ ability to repay, past loss experience, loan collateral values, the level of impaired loans and loans past due ninety days or more.  In addition, management considers the credit quality of the loans based on management’s review of problem and watch loans, including loans with historical higher credit risks.

The allowance for loan losses increased $1,500,000 in 2009.  For 2009, there was a decrease of $840,000 due to the volume decreases in pass rated loans outstanding of $25.7 million in 2009.  There was an offsetting $2,340,000 increase in the amount allocated to the allowance due to deterioration in credit quality.

Other factors that are considered in determining the credit quality of the Company’s loan portfolio are the vacancy rates for both residential and commercial and retail space, current equity the borrower has in the property and overall financial strength of the customer including cash flow to continue to fund loan payments.  The Company also considers the state of the total economy including unemployment levels, vacancy rates of rental units and demand for commercial and retail space.  In most instances, the borrowers have used in their rental projections of income at least a 10% vacancy rate.  As of December 31, 2009, the unemployment levels in Johnson County and Linn County were 4.4% and 6.4%, respectively, compared to 3.3% and 4.5% in December of 2008.  These levels compare favorably to the State of Iowa at 6.6% and the national unemployment level at 10.0% in December 2009 compared to 4.6% and 7.2%, respectively in December, 2008.  The residential rental vacancy rates in 2009 in Johnson County, the largest trade area for the Company, were estimated at 1.41% in Iowa City, Coralville and North Liberty and 4.5% in the Cedar Rapids area.  The estimated vacancy rates for Iowa City, Coralville and North Liberty was 5.0% and up to 8.0% in the Cedar Rapids area one year ago.  The State of Iowa vacancy rate is 8.9% and the national rate is 11.1% with the Midwest rate at 10.9%.  These vacancy rates one year ago were 10.9%, 9.9% and 10.3%, respectively.  The Company continues to consider those vacancy rates among other factors in its current evaluation of the real estate portion of its loan portfolio.   Due to the unstable national economic conditions, favorable vacancy rates may not continue in 2010.  Vacancy rates may rise and affect the overall quality of the loan portfolio.

The amount of problem and watch loans considered in the allowance for loan losses computation increased by approximately $36,200,000 in 2008.  The increase in  problem and watch loans for 2008 included, $4,200,000 of commercial real estate loans, $4,900,000 in commercial loans, $2,500,000 in construction loans, $10,200,000 in residential mortgages, $1,900,000 in agricultural loans, $6,500,000 in agricultural real estate loans, $5,900,000 in multi-family residential mortgages, and $0.1 million in consumer loans.

The allowance for loan losses balance is also affected by the charge-offs and recoveries for the periods presented.  For the years ended December 31, 2009, 2008 and 2007, recoveries were $1,005,000, $932,000 and $1,249,000, respectively; charge-offs were $11,452,000, $4,489,000 and $2,918,000 in 2009, 2008 and 2007, respectively.

Overall credit quality may continue to deteriorate in 2010.  Such a deterioration could cause increases in non-performing loans, allowance for loan loss provision expense and net charge offs.  Management will monitor changing market conditions as a part of its allowance for loan loss methodology.

The allowance for loan losses totaled $29,160,000 at December 31, 2009 compared to $27,660,000 at December 31, 2008.  The percentage of the allowance to outstanding loans was 1.90% and 1.85% at December 31, 2009 and 2008, respectively.  The percentage increase was due to loan growth and an increase in the amount of “problem” or “watch” loans as a percentage of total loans outstanding.  The allowance was based on management’s consideration of a number of factors, including composition of the loan portfolio, loans with higher credit risks and overall increases in Net Loans outstanding. The methodology used in 2009 is consistent with the methodology used in the prior years.

Non-performing loans increased by $15.4 million from December 31, 2008 to December 31, 2009.  Non-performing loans were 1.79% of loans as of December 31, 2009 and 0.81% as of December 31, 2008.  Non-performing loans, which are considered impaired, include any loan that has been placed on nonaccrual status and restructured loans.  Non-performing loans also include loans that, based on management’s evaluation of current information and events, the Bank expects to be unable to collect in full according to the contractual terms of the original loan agreement.  These loans are also considered impaired loans.  The increase in non-performing loans is due to the deterioration of credit quality related to multiple borrowers including five unrelated land development borrowers with aggregate loan balances of $9.4 million, one agricultural production operation with an aggregate loan balance of $4.6 million, four unrelated borrowers with multi-family real estate loans with aggregate balances of $3.7 million and three unrelated borrowers with commercial real estate loans with aggregate balances of $3.1 million.  The remainder of the increase in non-performing loans is due to unrelated borrower relationships of less than $1.0 million and the continued deterioration in economic conditions.  Non-performing loans at December 31, 2009 includes $15.4 million of loans related to the June 2008 floods in the Bank’s trade area.  Most of the non-performing loans are secured by real estate and are believed to be adequately collateralized.

The provision for loan losses totaled $11,947,000, $11,507,000 and $3,529,000 for 2009, 2008 and 2007, respectively.  In June 2008, the Bank’s market area was significantly affected by wide-spread damage caused by floods.  As part of the Bank’s review of its loan portfolio after the floods, the Bank analyzed the affected properties and businesses, flood insurance coverage, impact on sources of repayment and underlying collateral, and customer repayment capability.  For the year ended December 31, 2008, the provision relating to the 2008 floods totaled $4,366,000.  For the year ended December 31, 2009, the provision for loan losses as compared to the 2008 provision (excluding the $4,366,000 flood allocation) increased $4,806,000 or 67.30%.  The increase in the 2009 provision was due to the economic conditions facing the national and local market area, lower collateral values, and deterioration of credit quality for various borrowers within the Bank’s portfolio.

The ratio of the allowance for loan losses to non-performing loans was 106%, 229% and 179% at December 31, 2009, 2008 and 2007, respectively.  The ratio of the allowance for loan losses to non-performing loans at December 31, 2008 was affected due to the June 2008 floods as discussed above.  This ratio is monitored as a part of the Company’s loan loss methodology.

The ratio of non-performing loans (as revised using the revised non-performing loan presentation previously discussed in the response to item 2) to total gross loans was 1.79%, .81% and .80% at December 31, 2009, 2008 and 2007, respectively.  The increase in the 2009 ratio is due to the increase in restructured loans (which are all considered troubled debt restructuring) of 238%.  See discussion of restructured loans in Item 1 Business.  In certain circumstances, the Bank may modify the terms of a loan to maximize the collection of amounts due.  In most cases, the modification is either a reduction in interest rate, conversion to interest only payments or extension of the maturity date.  Generally, the borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term, so concessionary modification is granted to the borrower that otherwise would not be considered.  Restructured loans accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.  The Bank’s loan restructurings occur on a case-by-case basis in connection with ongoing loan collection processes.

For the years ended December 31, 2009, 2008 and 2007, charge-offs were $11,452,000, $4,489,000 and $2,918,000, respectively.  The increase in charge-offs in 2009 was due to the economic conditions facing the Bank’s market areas, a decrease in collateral values and deterioration of credit quality in the Bank’s loan portfolio.